
03056866

PE
12-31-02

EASTGROUP
PROPERTIES

2 0 0 2





DAVID H. HOSTER II President and CEO

"Success in the real estate investment trust business is based on value creation and consistency. In 2002, EastGroup shareholders received a 19.3% total return (dividends plus share appreciation). Our average annual total return over the past three years was 20.4%, 10.6% for five years and 17.7% for ten years."

eastgroup strategy

Increasing shareholder value through targeted development, recycling of capital and internal growth.

Submarket driven investments where location sensitive tenants want to be.

Clustering of multi-tenant, business distribution properties around transportation features.

Diversification in Sunbelt growth markets.

Proven track record of providing attractive total returns to shareholders.

total return performance

(Value of $10,000 Invested)



$50,000
$40,000
$30,000
$20,000
$10,000
EASTGROUP ●S&P ○NAREIT
1992
1994
1996
1998
2000
2002

accomplishments

Total return to shareholders was 19.3% for the year and 17.7% annually for the past ten years.

Funds from Operations of $50 million or $2.57 per share.

Increased occupancy during the year to 92.2%.

10th consecutive year of dividend growth (4.4%) with average annual increase of 6.4%.

Assets grew to over 19,000,000 square feet owned and under development.

Development activity added seven properties with 662,000 square feet in five cities to the portfolio.

financial highlights

	2002	2001	2000
Operations *($ in thousands, for year ended December 31)*			
Revenues	$ 105,810	105,112	97,904
Net income available to common stockholders	$ 13,618	24,174	26,504
Funds from operations	$ 49,918	52,871	47,790
Property Portfolio *(at year end)*			
Real estate properties, at cost	$ 791,671	736,240	694,655
Total assets	$ 702,341	683,782	666,205
Total debt	$ 322,300	291,072	270,709
Stockholders' equity	$ 356,485	370,710	375,392
Number of industrial properties	159	148	141
Square feet of industrial properties	18,516,000	17,579,000	16,837,000
Common Share Data			
Net income available to common stockholders per diluted share	$ .84	1.51	1.68
Funds from operations per diluted share [1]	$ 2.57	2.75	2.52
Dividends per share	$ 1.88	1.80	1.58
Shares outstanding *(in thousands at year end)*	16,104	15,912	15,849
Share price *(at year end)*	$ 25.50	23.07	22.38

(in thousands at year end)

	2002	2001	2000
[1] Diluted shares for earnings per share	16,237	16,046	15,798
Convertible preferred stock	3,182	3,182	3,182
Diluted shares for funds from operations	19,419	19,228	18,980


eastgroup profile


San Francisco
Fresno
Denver
Santa Barbara
Los Angeles
San Diego
Phoenix
Tucson
El Paso
Tulsa
Oklahoma City
Memphis
Dallas
Jackson
Jacksonville
New Orleans
Orlando
Houston
Tampa
Ft. Lauderdale/
Pompano
properties
development
corporate headquarters
regional offices

EastGroup Properties, Inc. is a self-administered equity real estate investment trust focused on the acquisition, ownership and development of industrial properties in major Sunbelt markets throughout the United States with a special emphasis in the states of California, Florida, Texas and Arizona. Its strategy for growth is based on its property portfolio orientation toward premier business distribution facilities clustered near major transportation centers. EastGroup's portfolio currently includes 18.5 million square feet with an additional 624,000 square feet of properties under development.

The Company, which was organized in 1969, is a Maryland corporation and adopted its present name when the current management assumed control in 1983. The Company completed secondary common share underwritings in 1994 and 1997, a direct placement of shares in 1997, a perpetual preferred share underwriting in 1998 and a direct placement of convertible preferred shares funded in 1998 and 1999. Eastover Corporation was merged into EastGroup in 1994 as were LNH REIT, Inc. and Copley Properties, Inc. in 1996 and Meridian Point Realty Trust VIII in 1998.

EastGroup's common shares and Series A preferred shares are traded on the New York Stock Exchange under the symbols "EGP" and "EGP PrA," respectively.


Portfolio by State (cost)
As of 2/28/03
Florida
27%
California
23%
Arizona
11%
22%
Texas
17%
Other

Success in the real estate investment trust business is based on value creation and consistency. We are proud of EastGroup's track record of creating value for our shareholders in both the short and long term. In 2002, EastGroup shareholders received a 19.3% total return (dividends plus share appreciation). Our average annual total return over the past three years was 20.4%, 10.6% for five years and 17.7% for ten years. In addition, EastGroup's total return to shareholders has exceeded the NAREIT Equity Index results for seven of the last eight years.

EastGroup's business plan is simple, and it is working. We develop, own and operate multi-tenant, business distribution facilities for tenants who are location sensitive. Our properties are designed for users in the 5,000 to 50,000 square foot range and are clustered around transportation features in supply constrained submarkets.

RESULTS Funds from operations (FFO) for 2002 was $49.9 million or $2.57 per share compared to $52.9 million or $2.75 per share in 2001. The decline in FFO in 2002 was the result of lower gains on securities of $1.1 million ($.06 per share), lower lease termination fees of $1.0 million ($.05 per share) and increased vacancy in our portfolio resulting from continued sluggishness in the national economy.

The first quarter of 2002 was unusually difficult and challenging from an operations standpoint. Continuing the declines experienced in 2001, occupancy dropped to 88.8% at quarter end. This reflected the greater than normal maturing of leases in 2001 (over 20% of the square footage in the portfolio) coinciding with a slowing national economy that brought leasing activity to almost a standstill. In hindsight, we underestimated the depth of the economic slowdown in the second half of 2001 and early 2002.

letter to shareholders


Fort Lauderdale
COMMERCE CENTER

With the combination of a gradual improvement in leasing activity and an increased aggressiveness in our marketing strategy, we were able to achieve higher occupancy in each of the subsequent quarters finishing the year at 92.2% occupied and 93.1% leased.

Having said that, we anticipate a drop in occupancy in the first quarter of 2003 and then slow, but steady, improvement back to the 92% level by year end. We originally had another big lease rollover year in 2003 with over 20% of the square footage in the portfolio scheduled to expire, but we reduced this figure to 15.8% by the end of the fourth quarter. After the first 60 days of 2003, our lease rollover exposure, in spite of the problems with the economy, has been further reduced to 11.2%. Leasing is our biggest current challenge as well as our biggest opportunity for increasing FFO.

DEVELOPMENT With the economy still growing at a reduced pace and vacancy rates high, the question is asked "Why are you still developing in this environment?" EastGroup is continuing its development program, albeit on a scaled back basis, in those submarkets where we continue to experience demand for our type product. As discussed below, new development provides a number of important benefits for us.

Our development program has been and will continue to be a major contributor to FFO. In addition, development provides us the opportunity to add new, state-of-the-art properties to existing clusters of assets in targeted submarkets at a time when it is difficult to acquire quality distribution properties on an economical basis. The impact of our development program is illustrated by the fact that,

"The impact of our development program is illustrated by the fact that, including properties in lease-up and under construction, we have developed 20% of EastGroup's current total portfolio."



executive airport, fort lauderdale, florida



sunport commerce center, orlando, florida

2000 — (1)

2001 — (2)

2002 — (3)

	Building	*Square Feet*
1	sunport I	56,000
2	sunport II	60,000
3	sunport III	66,000
4	sunport IV *(under construction)*	63,000
total		**245,000**



2003

including properties in lease-up and under construction, we have developed 20% of EastGroup's current total portfolio.

EastGroup is an "infill" site developer. We only initiate speculative development in submarkets where we already have a successful presence. These submarkets are supply constrained due to limited land for new industrial development or have cost or zoning barriers. Our properties target tenants in the 5,000 to 50,000 square foot range.

Although investment yields on new development have slipped somewhat over the past 18 months due to the economy, we are still achieving rates of return higher than could be obtained on acquisitions of similar quality and location.

During 2002, we invested $36 million in new development which, for the second consecutive year, was short of our $40-50 million annual goal. This continuing lower level of investment reflected both our stringent criteria for initiating new development projects and our response to the slowing of the general economy.

For the year, we transferred seven development properties totaling 662,000 square feet to the portfolio. The average size of the seven developments is 95,000 square feet, and the average total cost is $4.6 million or $49 per square foot. They are collectively 91% leased and are located in Orlando, Tampa, Houston, Jackson and Tempe, Arizona.

At year end, our development pipeline consisted of eight properties with 561,000 square feet and a total projected cost of $26.6 million. They are geographically diversified in four states and six different cities.

In February 2003, we began construction of the 63,000 square foot Sunport IV in Orlando. We also have new developments planned for the east side of Tampa, southwest Houston and Chandler (suburban Phoenix). The decisions to start each of these projects will be individually based on specific submarket conditions.

EastGroup has a current inventory of land that consists of 131 acres with a total cost basis of $13.9 million. We estimate that this inventory will support approximately two million square feet of new industrial development.

Looking into the future, we project that EastGroup can invest approximately $50 million per year in new development and still have a debt-to-total market capitalization that does not exceed 42-43%, a level below the REIT industry average. As a result, our growth through development will be funded without having to issue new equity. Thus, we believe that we are well positioned to take advantage of development opportunities as the economy recovers.

eastgroup properties

Property	Location	Size		Percentage Leased 2/28/2003	Year Acquired	Cost Before Depreciation 12/31/2002
FLORIDA						
Jacksonville						
Deerwood Distribution Center	Jacksonville, FL	126,000 SF		100%	1989/93	$ 4,129,000
Phillips Distribution Center (3)	Jacksonville, FL	161,000 SF		80%	1994/95	6,597,000
Lake Pointe Business Park (9)	Jacksonville, FL	376,000 SF		94%	1994	12,592,000
Ellis Distribution Center (2)	Jacksonville, FL	337,000 SF		100%	1997	8,504,000
Westside Distribution Center (4)	Jacksonville, FL	537,000 SF		87%	1997	15,637,000
Beach Commerce Center	Jacksonville, FL	46,000 SF	1,583,000	100%	2001	2,664,000
Orlando						
Chancellor Center	Orlando, FL	51,000 SF		100%	1998	2,057,000
Exchange Distribution Center I, II & III (3)	Orlando, FL	201,000 SF		100%	1994/02	6,514,000
Sunbelt Distribution Center I, II & III (6)	Orlando, FL	300,000 SF		100%	1989/99	10,167,000
John Young Commerce Center I & II (2)	Orlando, FL	98,000 SF		89%	1999/00	7,089,000
Altamonte Commerce Center (6)	Orlando, FL	123,000 SF		95%	1999	4,649,000
Sunport Center I, II & III (3)	Orlando, FL	182,000 SF	955,000	73%	2001/02	11,089,000
Tampa						
56th Street Commerce Park (7)	Tampa, FL	181,000 SF		87%	1993/97	6,040,000
JetPort Commerce Park (11)	Tampa, FL	285,000 SF		99%	93/94/95/99	10,088,000
Westport Commerce Center (3)	Tampa, FL	140,000 SF		100%	1994	6,486,000
Benjamin Distribution Center I, II & III (3)	Tampa, FL	123,000 SF		100%	1998/99	6,916,000
Palm River Center I & II (2)	Tampa, FL	144,000 SF		89%	1998	6,315,000
Palm River North I, II & III (3)	Tampa, FL	212,000 SF		100%	2000/01	11,933,000
Walden Distribution Center I & II (2)	Tampa, FL	212,000 SF		84%	1999/02	8,216,000
Premier Distribution Center	Tampa, FL	222,000 SF		100%	1999	7,372,000
Airport Commerce Center (2)	Tampa, FL	108,000 SF		100%	1999	5,752,000
Westlake Distribution Center I & II (2)	Tampa, FL	140,000 SF	1,767,000	62%	2000/01	8,946,000
Fort Lauderdale/Pompano Beach area						
Linpro Commerce Center (3)	Fort Lauderdale, FL	99,000 SF		89%	1996	3,520,000
Cypress Creek Business Park (2)	Fort Lauderdale, FL	56,000 SF		96%	1997	3,108,000
Lockhart Distribution Center (3)	Fort Lauderdale, FL	118,000 SF		81%	1997	4,413,000
Interstate Commerce Center	Fort Lauderdale, FL	85,000 SF		100%	1998	3,451,000
Sample 95 Business Park I & II (5)	Pompano Beach, FL	227,000 SF		100%	1996/00	12,166,000
Blue Heron Distribution Center (2)	West Palm Beach, FL	110,000 SF	695,000	100%	1999	5,388,000
		5,000,000 SF	5,000,000			201,798,000
CALIFORNIA						
San Francisco area						
Wiegman Associates (4)	Hayward, CA	262,000 SF		100%	1996	11,853,000
Huntwood Associates (7)	Hayward, CA	514,000 SF		82%	1996	19,423,000
San Clemente Distribution Center	Hayward, CA	81,000 SF		100%	1997	2,897,000
Yosemite Distribution Center (2)	Milpitas, CA	102,000 SF	959,000	100%	1999	7,432,000
Los Angeles area						
Kingsview Industrial Center	Carson, CA	83,000 SF		100%	1996	3,216,000
Dominguez Distribution Center	Carson, CA	262,000 SF		100%	1996	10,966,000
Main Street Distribution Center	Carson, CA	106,000 SF		100%	2000	5,847,000
Walnut Business Center (2)	Fullerton, CA	234,000 SF		100%	1996	8,348,000
Washington Distribution Center	Santa Fe Springs, CA	141,000 SF		100%	1997	6,768,000
Ethan Allen Distribution Center	Chino, CA	300,000 SF		100%	1998	12,814,000
Industry Distribution Center	City of Industry, CA	572,000 SF		91%	1998	23,150,000
Chestnut Business Center	City of Industry, CA	75,000 SF	1,773,000	100%	2000	5,169,000
Santa Barbara						
University Business Center (4)*	Santa Barbara, CA	230,000 SF	230,000	100%	1996	29,008,000
Fresno						
Shaw Commerce Center (5)	Fresno, CA	398,000 SF	398,000	90%	1998	14,646,000
San Diego						
Eastlake Distribution Center	San Diego, CA	191,000 SF	191,000	54%	1997	10,131,000
		3,551,000 SF	3,551,000			171,668,000
TEXAS						
Dallas						
Interstate Warehouses (3)	Dallas, TX	325,000 SF		100%	1988/00	10,630,000
Venture Warehouses (2)	Dallas, TX	209,000 SF		100%	1988	6,201,000
Stemmons Circle (3)	Dallas, TX	99,000 SF		90%	1998	2,524,000
Ambassador Row Warehouses (3)	Dallas, TX	317,000 SF		100%	1998	7,032,000
Viscount Row Distribution Center	Dallas, TX	104,000 SF		100%	1998	2,494,000
North Stemmons I & II (2)	Dallas, TX	149,000 SF	1,203,000	100%	2001/02	4,696,000

** EGP owns 80% of this property. ( ) Represents number of buildings.*

Property	Location	Size		Percentage Leased 2/28/2003	Year Acquired	Cost Before Depreciation 12/31/2002
Houston						
Northwest Point Business Park (4)	Houston, TX	232,000 SF		90%	1994	8,322,000
Lockwood Distribution Center (3)	Houston, TX	392,000 SF		100%	1997	6,491,000
West Loop Distribution Center I & II (2)	Houston, TX	160,000 SF		91%	1997/00	6,061,000
World Houston International Business Center (13)	Houston, TX	1,060,000 SF		100%	1998-02	48,576,000
America Plaza	Houston, TX	121,000 SF		100%	1998	5,322,000
Central Green Distribution Center	Houston, TX	84,000 SF		0%	1999	4,610,000
Glenmont Business Park I & II (2)	Houston, TX	212,000 SF		100%	2000/01	8,067,000
Techway Southwest I	Houston, TX	126,000 SF		79%	2002	4,627,000
Freeport Tech Center	Houston, TX	188,000 SF	2,575,000	84%	2002	6,170,000
El Paso						
Butterfield Trail (9)	El Paso, TX	750,000 SF		99%	1997/00	24,433,000
Rojas Commerce Park (3)	El Paso, TX	172,000 SF	922,000	87%	1999	5,569,000
		4,700,000 SF	4,700,000			161,825,000
ARIZONA						
Phoenix area						
Broadway Industrial Park I-VI (6)	Tempe, AZ	315,000 SF		91%	1996-02	14,283,000
Kyrene Distribution Center I & II (2)	Tempe, AZ	130,000 SF		69%	1999/02	6,377,000
Metro Business Park (5)	Phoenix, AZ	189,000 SF		61%	1996	10,442,000
35th Avenue Distribution Center (2)	Phoenix, AZ	124,000 SF		100%	1997	2,889,000
Estrella Distribution Center	Phoenix, AZ	174,000 SF		75%	1998	5,422,000
51st Avenue Distribution Center	Phoenix, AZ	79,000 SF		100%	1998	2,424,000
East University Distribution Center I & II (2)	Phoenix, AZ	145,000 SF		68%	1998	5,703,000
55th Avenue Distribution Center	Phoenix, AZ	131,000 SF		73%	1998	4,832,000
Interstate Commons Distribution Center I & II (3)	Phoenix, AZ	195,000 SF		87%	1999/01	7,461,000
Southpark Distribution Center	Chandler, AZ	70,000 SF	1,552,000	100%	2001	4,226,000
Tucson						
Chamberlain Distribution Center	Tucson, AZ	120,000 SF		100%	1997	4,083,000
Airport Distribution Center	Tucson, AZ	162,000 SF		100%	1998	5,783,000
Southpointe Distribution Center	Tucson, AZ	206,000 SF	488,000	100%	1999	5,736,000
		2,040,000 SF	2,040,000			79,661,000
TENNESSEE						
Memphis						
Senator Street Distribution Center I & II (4)	Memphis, TN	185,000 SF		82%	1997/98	5,373,000
Air Park Distribution Center	Memphis, TN	92,000 SF		0%	1998	2,302,000
Lamar Distribution Center I & II (2)	Memphis, TN	276,000 SF		87%	1998	6,988,000
Delp Distribution Center I, II & III (3)	Memphis, TN	274,000 SF		44%	1998	5,637,000
Penney Distribution Center	Memphis, TN	106,000 SF		100%	1998	2,433,000
Getwell Distribution Center	Memphis, TN	26,000 SF		100%	1998	863,000
Southeast Crossing (3)	Memphis, TN	348,000 SF		75%	1999	12,965,000
		1,307,000 SF	1,307,000			36,561,000
LOUISIANA						
New Orleans						
Elmwood Business Park (5)	New Orleans, LA	262,000 SF		100%	1997	10,666,000
Riverbend Business Park (3)	New Orleans, LA	591,000 SF		80%	1997	21,124,000
		853,000 SF	853,000			31,790,000
COLORADO						
Denver						
Rampart Distribution Center I, II & III (4)	Denver, CO	274,000 SF	274,000	85%	1989/98/00	15,400,000
OKLAHOMA						
Oklahoma City						
Northpointe Commerce Center	Oklahoma City, OK	58,000 SF	58,000	92%	1998	3,892,000
Tulsa						
Braniff Park West (2)	Tulsa, OK	259,000 SF	259,000	94%	1996	6,718,000
		317,000 SF	317,000			10,610,000
MISSISSIPPI						
Interchange Business Park (3)	Jackson, MS	127,000 SF		94%	1997	6,098,000
Tower Automotive	Madison, MS	210,000 SF		100%	2002	11,001,000
		337,000 SF	337,000			17,099,000
MICHIGAN						
Auburn Facility	Auburn Hills, MI	114,000 SF	114,000	100%	1998	16,282,000
TOTAL		**18,493,000 SF**				**$ 742,694,000**

"EastGroup's balance sheet remains strong and flexible. EastGroup's level of leverage is well below those traditionally seen with real estate investments and below the average leverage for all equity REITs."



CAPITAL RECYCLING Recycling of capital through asset sales and the redeployment of the proceeds in acquisitions and development is an important part of our strategy. This process allows us to continually upgrade the quality, location and upside potential of our assets.

Although we have been a less active recycler than anticipated over the past two years, we expect the volume of purchase and sale transactions to increase in 2003 and 2004. The reduced sales activity has been the direct result of a combination of the vacancy experienced in a number of assets identified for sale and the lack of attractive acquisition opportunities in our targeted submarkets for the reinvestment of sales proceeds.

During 2002, we sold only two small properties containing 86,000 square feet in separate transactions for total proceeds of approximately $3.2 million. Located in Dallas and Phoenix, both had been acquired as a result of merger. In spite of the fact that this level of sales did not reach our original expectations for the year, we anticipate dispositions to increase back to approximately $20-25 million in 2003.

Our acquisition activity was higher but still below our goal for 2002. We purchased six properties with 355,000 square feet in four transactions for a total investment of approximately $13.7 million. They are located in Orlando, Dallas, Houston and Tempe, Arizona and complement existing clusters of assets in these targeted submarkets.

The acquisition of quality, business distribution type assets that meet our criteria has become increasingly difficult. Industrial property investors tend to be longer-term owners resulting in less turnover of properties as compared to other property types. In addition, the historic stability of warehouse investments has drawn increased investor interest over the past several years creating greater demand than supply of industrial investment opportunities. Consequently, prices are up and yields down for institutional quality industrial assets. This difficult investment environment makes our development program all the more important for us.


Dividend Growth
$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$1.16
$1.28
$1.34
$1.40
$1.48
$1.58
2.0%
12.6%
6.0%
4.1%
4.7%
4.5%
5.7%
6.8%
13.9%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Dividend paid for the year
Percentage increase year to year


world houston international business center, houston, texas



CURRENT PORTFOLIO

Building	*Square Feet*
1	84,000
2	74,000
3	57,000
4	58,000
5	51,000
6	69,000
7	91,000
8	75,000
9	155,000
10	107,000
11	129,000
12	59,000
13	51,000
total	**1,060,000**

IN LEASE-UP AND UNDER CONSTRUCTION

Building	*Square Feet*
14	77,000
19	66,000
20	62,000
total	**205,000**

1 2 14 3 4 13 12 9 6 20 19 10 5 7 8 11


6050

Chamberlain Distribution Center, Tucson, Arizona

FINANCIAL STRENGTH The stated goals for EastGroup's balance sheet remain unchanged—debt-to-total market capitalization of approximately 40-42% or less and floating rate debt in the 10-12% range as a percentage of total market capitalization.

In January 2002, we completed a new three-year, $175 million unsecured revolving credit facility with ten banks which was led by PNC Bank. The interest rate on the facility is based on the Eurodollar rate and varies according to debt-to-total asset value ratios. The current level is 1.25% over the Eurodollar rate giving us a rate of 2.59% at the end of February 2003. With this new facility, interest spreads and fees were reduced, and the size of the line was increased to provide greater flexibility.

We primarily use our bank line to fund our development program and for certain acquisitions. As market conditions permit, we employ fixed-rate, nonrecourse first mortgage debt to replace the short-term bank borrowings. We deal directly with a number of major insurance company lenders, which keeps loan costs down and also expedites the transaction process.

In August, we closed a $40 million, nonrecourse mortgage loan secured by 15 properties in Texas, Arizona, Mississippi and California and used the proceeds to reduce bank debt. The new note has a 6.86% interest rate, a ten-year term and a 25-year amortization.

In December, we closed an $11 million recourse mortgage collateralized by our recently developed Tower


Average Total
Return Performance
25%
20%
15%
10%
5%
0%
19.3%
20.4%
10.6%
17.7%
1 year
3 years
5 years
10 years



Linpro Commerce Center, Fort Lauderdale, Florida

Automotive Center located just outside Jackson. The note has an eight-year term and a 20-year amortization schedule. The interest rate is variable, but we entered into an interest rate swap agreement which fixed the rate for the full term of the loan. This arrangement resulted in an annual effective interest rate of 5.3% including related fees. The Tower mortgage did not fit our regular financing model, but since the loan qualified for Mississippi's industrial development revenue bond program, it provided a number of benefits to both EastGroup and Tower.

During 2003, EastGroup plans to obtain $30-40 million of additional fixed rate debt and to use the proceeds to reduce variable rate bank line balances. Based on current interest rates, this will, as in past years, be detrimental to earnings in the short run but will enhance balance sheet stability and flexibility over the longer term.

The result of this activity is that EastGroup's balance sheet remains strong and flexible. At December 31, our total debt as a percentage of total market capitalization was 38.1%, and our floating rate debt was 8.7%.

It should be noted that EastGroup's level of leverage is well below those traditionally seen with real estate investments and below the average leverage of 46% for all equity REITs. EastGroup also has no off-balance sheet debt.

REIT INVESTMENTS Although the number of opportunities is reduced, we continue to be an investor in other real estate investment trusts that we see as potential candidates for a combination with EastGroup. In the third quarter of 2002, we received $365,000 ($.02 per share) in liquidating dividends from Pacific Gulf Properties which was all recorded as gains. We expect to receive a final distribution from Pacific Gulf of approximately $122,000 in 2003.

EastGroup also sold shares of other REITs in both the first and second quarters of 2002 generating gains of $421,000 ($.02 per share) and $1,050,000 ($.05 per share), respectively. At the end of the year, we continued to own 487,100 shares of Pacific Gulf and also had an investment of $1.5 million in REIT shares other than Pacific Gulf.

Approximately one-half of securities gains in 2002 were offset for tax purposes by capital loss carryforwards from our 1998 merger with Meridian Point Realty Trust VIII. As a result, both the capital invested and 50% of the gains were retained for reinvestment.

DIVIDENDS During an economic slowdown, there are always questions about your dividend. In December, EastGroup paid its 92nd consecutive quarterly common stock dividend to shareholders. The total 2002 dividends of $1.88 per share represented a 4.4% increase over the dividends per share paid in 2001, and 2002 was our tenth consecutive year of dividend growth. During this period, our dividends have increased an average of 6.4% per year, while we have reduced our payout ratio of funds from operations from over 80% to 73%.

GENERAL We welcome Hayden Eaves to our Board of Directors. Hayden's extensive experience and knowledge of industrial real estate have already begun to benefit numerous aspects of our operations.

In response to requests by a number of shareholders, we have added a list of real estate and REIT terms and their definitions at the end of this report. Please let us know about any other additions that might help you more fully understand EastGroup.

THE FUTURE We are optimistic about EastGroup's future. Our strategy is simple, and it is working. We have a proven and experienced management team, a strong and flexible balance sheet and a growing portfolio of well located, quality assets. The basics for growth and increasing total return value for shareholders are in place.



DAVID H. HOSTER II President and CEO

March 1, 2003



Tower Automotive, Madison, Mississippi



Southpark Distribution Center, Chandler, Arizona

55th Avenue Distribution Center, Phoenix, Arizona

financials

CRITICAL ACCOUNTING POLICIES

The Company's management considers the following accounting policies to be critical to the reported operations of the Company.

Real Estate Properties

During the industrial development stage, costs associated with development (i.e., land, construction costs, interest expense during construction, property taxes and indirect costs associated with development) are aggregated into the total capitalization of the property. Included in these costs are management's estimates for the portions of internal costs (primarily personnel costs) that are deemed directly or indirectly related to such development activities. Because the estimation of capitalizable internal costs requires management's judgment, the Company believes internal cost capitalization is a critical accounting estimate.

The Company reviews its real estate investments to be held and used for impairment of value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any real estate investment is considered permanently impaired, a loss is recorded to reduce the carrying value of the property to its estimated fair value. Real estate assets to be sold are reported at the lower of the carrying amount or fair value less selling costs. The evaluation of real estate investments involves many subjective assumptions dependent upon future economic events that affect the ultimate value of the property. Currently, the Company's management is not aware of any impairment issues nor has it experienced any significant impairment issues in recent years.

Valuation of Receivables

The Company is subject to tenant defaults and bankruptcies that could affect the collection of outstanding receivables. In order to mitigate these risks, the Company performs credit review and analysis on prospective tenants before significant leases are executed. The Company evaluates outstanding receivables and estimates the allowance for uncollectible accounts. Management specifically analyzes historical bad debts, aged receivables, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The Company believes that its allowance for uncollectible accounts is adequate for its outstanding receivables at December 31, 2002 and 2001.

Tax Status

EastGroup, a Maryland corporation, has qualified as a real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) paying out capital gains to the stockholders with no tax to the Company, or (ii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of its 2002, 2001 and 2000 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary.

FINANCIAL CONDITION

Assets of EastGroup were $702,341,000 at December 31, 2002, an increase of $18,559,000 from December 31, 2001. Liabilities (excluding minority interests) increased $32,764,000 to $344,097,000 and stockholders' equity decreased $14,225,000 to $356,485,000 during the same period. Book value per common share decreased from $16.19 at December 31, 2001 to $15.11 at December 31, 2002. The paragraphs that follow explain these changes in detail.

Real estate properties increased $53,749,000 during the year ended December 31, 2002. This increase was due to the transfer of seven properties from development with total costs of $30,529,000; acquisition of six properties for a total of $13,363,000, as detailed below; capital improvements of $9,625,000 and improvements on development properties transferred to the portfolio in the 12-month period following transfer of $3,435,000. These increases were offset by the transfer of one property to the category "held for sale" with costs of $2,022,000 and the transfer of land into development with costs of $1,181,000. During 2002, three additional properties were transferred to "held for sale;" however, these properties were subsequently transferred back to the portfolio as a result of a change in plans by the Company due to market conditions. Upon the reclassification of these properties, depreciation was adjusted to reflect the carrying amount of these properties as if they had never been classified as "held for sale."

Real Estate Properties

Real Estate Properties Acquired in 2002	*Location*	*Size (Square feet)*	*Date Acquired*	*Cost [(1)] (In thousands)*
Broadway Industrial Park V and VI	Tempe, Arizona	79,000	06-07-02	$ 3,898
Freeport Tech Center	Houston, Texas	188,000	07-11-02	6,170
Exchange Distribution Center II and III	Orlando, Florida	62,000	08-14-02	2,563
North Stemmons II	Dallas, Texas	26,000	10-10-02	732
Total Industrial Acquisitions				$ 13,363

(1) Total cash paid for properties acquired was $13,667,000, of which $13,363,000 was allocated to the real estate properties as indicated above and $304,000 was allocated to leasing origination costs. The leasing origination costs, which are included in Other Assets on the balance sheet, will be amortized over the remaining lives of the leases in place at the time of acquisition in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations."

Development increased $2,214,000 during the year ended December 31, 2002. This increase was due to development costs of $32,165,000 on existing and completed development properties and the transfer of land from the portfolio to development with costs of $1,181,000. These increases were offset by the transfer of seven development properties to real estate properties with total costs of $30,529,000, as detailed in the table below, and land transferred to "held for sale" with costs of $603,000.

Total cash outflows for development for the year ended December 31, 2002 were $35,600,000. In addition to the costs incurred for the year ended December 31, 2002 as detailed in the table below, development costs included $3,435,000 for improvements on properties transferred to the portfolio during the 12-month period following transfer. These costs are included in *Real Estate Properties* on the balance sheet.

Development

	Size	Costs Incurred: For the Year Ended 12/31/02	Costs Incurred: Cumulative as of 12/31/02	Estimated Total Costs[1]
	(Square feet)	*(In thousands)*		
LEASE-UP				
World Houston XIV, Houston, TX	77,000	$ 741	3,074	3,600
Americas 10 Business Center I, El Paso, TX	97,000	1,000	3,287	3,300
Metro Airport Commerce Center I, Jackson, MS	32,000	1,401	1,727	1,900
Total Lease-up	206,000	3,142	8,088	8,800
UNDER CONSTRUCTION				
World Houston XIX, Houston, TX	66,000	1,981	1,981	3,100
World Houston XX, Houston, TX	62,000	1,958	1,958	2,800
Chamberlain Expansion, Tucson, AZ	34,000	1,345	1,345	1,600
Executive Airport Commerce Center I & III Fort Lauderdale, FL	85,000	3,305	4,751	6,000
Expressway Commerce Center, Tampa, FL	108,000	3,621	3,621	4,300
Total Under Construction	355,000	12,210	13,656	17,800
PROSPECTIVE DEVELOPMENT (PRINCIPALLY LAND)				
Phoenix, Arizona	103,000	122	1,376	6,000
Tucson, Arizona	70,000	–	326	3,500
Tampa, Florida	140,000	160	1,828	5,600
Orlando, Florida	249,000	476	3,300	14,900
Fort Lauderdale, Florida	55,000	675	1,603	3,300
El Paso, Texas	251,000	301	2,224	7,600
Houston, Texas	915,000	561	6,786	46,200
Jackson, Mississippi	32,000	228	531	1,700
Total Prospective Development	1,815,000	2,523	17,974	88,800
	2,376,000	$ 17,875	39,718	115,400
COMPLETED DEVELOPMENT AND TRANSFERRED TO REAL ESTATE PROPERTIES DURING THE YEAR ENDED DECEMBER 31, 2002				
Sunport Center III, Orlando, FL	66,000	$ 538	3,763	
Tower Automotive, Madison, MS	210,000	9,574	9,958	
Walden Distribution Center I, Tampa, FL	90,000	115	3,655	
Techway Southwest I, Houston, TX	126,000	284	4,494	
World Houston XII, Houston, TX	59,000	2,227	2,759	
Kyrene II, Tempe, AZ	60,000	–	3,049	
World Houston XIII, Houston, TX	51,000	1,552	2,851	
Total Transferred to Real Estate Properties	662,000	$ 14,290	30,529	

(1) The information provided above includes forward-looking data based on current construction schedules, the status of lease negotiations with potential tenants and other relevant factors currently available to the Company. There can be no assurance that any of these factors will not change or that any change will not affect the accuracy of such forward-looking data. Among the factors that could affect the accuracy of the forward-looking statements are weather or other natural occurrence, default or other failure of performance by contractors, increases in the price of construction materials or the unavailability of such materials, failure to obtain necessary permits or approvals from government entities, changes in local and/or national economic conditions, increased competition for tenants or other occurrences that could depress rental rates, and other factors not within the control of the Company.

Real estate held for sale decreased $532,000 due to the sale of two properties with costs of $3,218,000, offset by the transfer of one property from the portfolio with total costs of $2,022,000, the transfer of land from development with costs of $603,000, and capital improvements of $61,000.

Accumulated depreciation on real estate properties and real estate held for sale increased $26,776,000 primarily due to depreciation expense of $27,050,000 on real estate properties, offset by the sale of two properties with accumulated depreciation of $372,000.

Mortgage loans receivable decreased $5,502,000 during 2002 primarily as a result of the repayment of a construction loan the Company made during 2000 and 2001 for the development of Freeport Tech Center in Houston. The terms of this loan included a related option for EastGroup to purchase the property after completion. As part of the Company's purchase of Freeport in July 2002, the seller repaid the principal amount of $5,500,000 and all accrued interest on the outstanding mortgage loan receivable.

Investment in REITs decreased from $6,452,000 at December 31, 2001 to $1,663,000 at December 31, 2002 as a result of the sale of REIT shares with a cost of $5,259,000 and the purchase of REIT shares for $1,308,000. Unrealized gains decreased $838,000 as a result of realized gains of $1,836,000 on REIT shares, offset by unrealized gains of $998,000.

Mortgage notes payable increased $43,329,000 during the year ended December 31, 2002 due to three new mortgages totaling $59,200,000, offset by the repayment of two mortgages for $10,350,000 and regularly scheduled principal payments of $5,521,000. A detail of the Company's mortgages is provided in Note 7 in the Notes to the Consolidated Financial Statements.

Notes payable to banks decreased $12,101,000 as a result of payments of $207,687,000 exceeding borrowings of $195,586,000. The Company's credit facilities are described in greater detail under Liquidity and Capital Resources.

Accumulated other comprehensive income decreased $1,135,000 as a result of realized gains of $1,836,000 on REIT shares, offset by unrealized gains of $998,000 on REIT shares, and an unrealized loss of $297,000 due to the fair value adjustment of the Company's interest rate swap (see Note 6 in the Notes to the Consolidated Financial Statements).

Undistributed earnings decreased from $23,753,000 at December 31, 2001 to $7,109,000 at December 31, 2002, as a result of dividends on common and preferred stock of $40,270,000 exceeding net income for financial reporting purposes of $23,626,000.

RESULTS OF OPERATIONS

2002 Compared to 2001

Net income available to common stockholders for 2002 was $13,618,000 ($.86 per basic share and $.84 per diluted share) compared to net income available to common stockholders in 2001 of $24,174,000 ($1.54 per basic share and $1.51 per diluted share). Income before gain on sale of real estate investments was $23,612,000 in 2002 compared to $29,854,000 in 2001. Gain on sale of real estate investments from continuing operations for 2002 was $93,000 compared to $4,311,000 in 2001. In accordance with the guidelines under Statement of Financial Accounting Standards (SFAS) No. 144, gains and losses on the sale of properties placed in the category "held for sale" subsequent to December 31, 2001 are included in *Discontinued Operations*. There was a loss of $66,000 from discontinued operations for 2002 and none for 2001. The paragraphs that follow describe the results of operations in detail.

Property net operating income (PNOI) from real estate properties, defined as income from real estate operations (REO) less property operating expenses (before interest expense and depreciation and amortization) is a supplemental industry reporting measurement used to evaluate the performance of the Company's investments in real estate assets. The Company believes that the exclusion of depreciation and amortization in the industry's calculation of PNOI provides a supplemental indicator of the properties' performance since real estate values have historically risen or fallen with market conditions. PNOI as calculated by the Company may not be comparable to similarly titled but differently calculated measures for other REITs.

The major factors that influence PNOI are occupancy levels, acquisitions and sales, development properties that achieve stabilized operations, rental rate increases or decreases, and the recoverability of operating expenses. The Company's success depends largely upon its ability to lease warehouse space and to recover from tenants the operating costs associated with those leases. REO income is comprised of rental income including straight-line rent adjustments, pass-through income and other REO income, which includes termination fees. Property operating expenses are comprised of insurance, property taxes, repair and maintenance expenses, management fees and other operating costs. Generally, the Company's most significant operating expenses are insurance and property taxes. Tenant leases may be net leases in which the total operating expenses are recoverable, modified gross leases in which some of the operating expenses are recoverable, or gross leases in which no expenses are recoverable (gross leases represent a small portion of the Company's total leases). Increases in property operating expenses are fully recoverable under net leases and recoverable to a high degree under modified gross leases. Modified gross leases often include base year amounts and expense increases over these amounts are recoverable. The Company's exposure to property operating expenses is primarily due to vacancies and leases for occupied space that limit the amount of expenses that can be recoverable.

PNOI from continuing operations decreased by $1,718,000 or 2.3% for 2002 compared to 2001. PNOI by property type and percentage leased for industrial were as follows:

Property Net Operating Income

	Years Ended December 31,		*Percent Leased*	
	2002	*2001*	***12-31-02***	*12-31-01*
	(In thousands)			
Industrial	**$ 72,048**	73,783	**93.1%**	91.6%
Other	**1,076**	1,059		
Total PNOI	**$ 73,124**	74,842		

PNOI from industrial properties decreased $1,735,000 (2.4%) for 2002 compared to 2001. Industrial properties held throughout 2002 and 2001 showed a decrease in PNOI of 5.5%. The decrease in PNOI results mainly from a decrease in the Company's portfolio average occupancy during the year primarily due to a continued slowing of the economy and the unusually high percentage of leases that expired in the last two years. Also, lease termination fees were only $345,000 in 2002 compared to $1,341,000 in 2001. In addition, real estate operating expenses increased $4,389,000 (17.2%) in 2002 compared to 2001. This increase was primarily due to increases in insurance, property taxes and bad debt expense. Because of the lower occupancy, the Company had to absorb a greater percentage of operating expenses in 2002.

Gain on REIT securities was $1,836,000 for 2002 compared to $2,967,000 in 2001. In 2002, the Company received liquidating distributions of $365,000 from Pacific Gulf Properties (PAG) compared to $2,569,000 in 2001. Gain on sales of other REIT securities was $1,471,000 in 2002 compared to $398,000 in 2001.

Bank interest expense before amortization of loan costs and capitalized interest was $2,585,000 for 2002, a decrease of $2,165,000 from 2001. Average bank borrowings were $83,039,000 in 2002 compared to $82,898,000 in 2001 with average bank interest rates of 3.11% in 2002 compared to 5.72% in 2001. Interest costs incurred during the period of construction of real estate properties are capitalized and offset against the bank interest expense. The interest costs capitalized on real estate properties for 2002 were $2,061,000 compared to $2,329,000 in 2001. Amortization of bank loan costs was $407,000 in 2002 compared to $264,000 in 2001. See Note 6 in the Notes to the Consolidated Financial Statements for disclosure relating to the Company's notes payable to banks.

Mortgage interest expense on real estate properties was $16,253,000 for 2002, an increase of $1,303,000 from 2001. The increase in 2002 was primarily due to an increase in mortgage loans payable of $43,329,000 from 2001. The Company obtained three new mortgage loans totaling $59,200,000 in 2002 while paying off maturing loans of $10,350,000 and regularly scheduled principal payments of $5,521,000. Amortization of mortgage loan costs was $203,000 in 2002 compared to $188,000 in 2001. See Note 7 in the Notes to the Consolidated Financial Statements for disclosure relating to the Company's mortgage notes payable.

Depreciation and amortization increased $3,356,000 in 2002 compared to 2001. This increase was primarily due to the industrial properties acquired and development properties that achieved stabilized operations in both 2001 and 2002. The increase was offset by the sale of several properties in 2001 and 2002 and the transfer of several properties to real estate held for sale (depreciation is not taken on those properties in the category "real estate held for sale").

The decrease in general and administrative expenses of $394,000 for the year ended December 31, 2002 compared to 2001 is primarily due to lower compensation expense. The reduction in compensation expense was mainly attributable to lower bonuses paid to senior management since the Company did not meet the funds from operations goals projected for the year.

In 2002, the Company recognized a gain of $93,000 from the sale of Carpenter Duplex, which is reported in *Income from Continuing Operations* on the income statement. The Company recognized a loss of $66,000 on the sale of 7th Street Service Center, which is recorded under *Discontinued Operations* in accordance with SFAS No. 144. (SFAS 144 requires that the operations and gain (loss) on disposal for properties classified to the category "held for sale" subsequent to December 31, 2001 be recorded in *Discontinued Operations.*) In 2001, the Company recognized gains of $4,311,000 primarily from the sale of five properties. See Note 2 in the Notes to the Consolidated Financial Statements for a summary of these transactions.

NAREIT has recommended supplemental disclosures concerning straight-line rent, capital expenditures and leasing costs. Straight-lining of rent increased income by $1,953,000 for 2002 compared to $1,741,000 in 2001. Capital expenditures for the years ended December 31, 2002 and 2001 were as follows:

Capital Expenditures

	Estimated Useful Life	*Years Ended December 31,*	
		2002	*2001*
		(In thousands)	
Upgrade on Acquisitions	40 yrs	$ 61	270
Major Renovation/Redevelopment	40 yrs	53	63
Tenant Improvements:			
New Tenants	Lease Life	5,748	3,787
Renewal Tenants	Lease Life	1,150	581
Other:			
Building Improvements	5-40 yrs	853	1,188
Roofs	5-15 yrs	1,588	412
Parking Lots	5 yrs	179	219
Other	5 yrs	54	102
Total capital expenditures		$ 9,686	6,622

The Company's leasing costs are capitalized and included in other assets. The costs are amortized over the terms of the leases and are included in depreciation and amortization expense. Capitalized leasing costs for the years ended December 31, 2002 and 2001 were as follows:

Capitalized Leasing Costs

	Estimated Useful Life	*Years Ended December 31,*	
		2002	*2001*
		(In thousands)	
Development	Lease Life	$ 1,290	1,605
New Tenants	Lease Life	1,850	1,113
Renewal Tenants	Lease Life	1,431	1,042
Total capitalized leasing costs		$ 4,571	3,760
Amortization of leasing costs		$ 3,319	2,541

2001 Compared to 2000

Net income available to common stockholders for 2001 was $24,174,000 ($1.54 per basic share and $1.51 per diluted share) compared to net income available to common stockholders in 2000 of $26,504,000 ($1.70 per basic share and $1.68 per diluted share). Income before gain on sale of real estate investments was $29,854,000 in 2001 compared to $27,753,000 in 2000. Gain on sale of real estate investments from continuing operations was $4,311,000 in 2001 compared to $8,771,000 in 2000. The paragraphs that follow describe the results of operations in detail.

PNOI from continuing operations increased by $3,348,000 or 4.7% for 2001 compared to 2000. PNOI by property type and percentage leased for industrial were as follows:

Property Net Operating Income

	Years Ended December 31,		*Percent Leased*	
	2001	*2000*	*12-31-01*	*12-31-00*
	(In thousands)			
Industrial	$ 73,783	69,068	91.6%	96.4%
Other	1,059	2,426		
Total PNOI	$ 74,842	71,494		

PNOI from industrial properties increased $4,715,000 (6.8%) for 2001 compared to 2000 primarily due to acquisitions, rental rate increases and development properties that achieved stabilized operations in 2000 and 2001. Also, lease termination fees were $1,341,000 in 2001 compared to $220,000 in 2000. Industrial properties held throughout 2001 and 2000 showed a decrease in PNOI of 1.9% for 2001. The Company experienced greater vacancies during 2001 primarily due to a slowing of the economy and higher than average lease terminations.

PNOI from other properties decreased $1,367,000 (56.3%) for 2001 compared to 2000. This decrease was primarily the result of the sale of the La Vista Crossing Apartments in December 2000.

Mortgage loan interest income decreased $358,000 for 2001 compared to 2000 primarily due to the payoff of the World Houston 10 loan in early January 2001.

Other interest income increased $424,000 for 2001 compared to 2000. This increase was primarily the result of interest received from the final accounting of an escrow account established for the redemption of shares in the Company's 1998 acquisition of Meridian Point Realty Trust VIII.

Gain on REIT securities was $2,967,000 for 2001 compared to $2,154,000 for 2000. In 2001, the Company received liquidating distributions of $2,569,000 from PAG and recorded gains on sale of other REIT securities of $398,000. In 2000, the Company recorded gains of $807,000 from liquidating distributions received from PAG and $1,347,000 from Franklin Select Realty Trust.

Bank interest expense before amortization of loan costs and capitalized interest was $4,750,000 for 2001, a decrease of $3,643,000 from 2000. Average bank borrowings were $82,898,000 in 2001 compared to $107,221,000 in 2000 with average bank interest rates of 5.72% in 2001 compared to 7.83% in 2000. Interest costs incurred during the period of construction of real estate properties are capitalized and offset against the bank interest expense. The interest costs capitalized on real estate properties for 2001 were $2,329,000 compared to $2,060,000 in 2000. Amortization of bank loan costs was $264,000 for both 2001 and 2000. See Note 6 in the Notes to the Consolidated Financial Statements for disclosure relating to the Company's notes payable to banks.

Mortgage interest expense on real estate properties was $14,950,000 for 2001, an increase of $3,146,000 from 2000. These increases were primarily the result of the issuance of two mortgage loans in 2000 and one mortgage loan in 2001, offset by the payoff of several smaller loans in 2000 and 2001. Amortization of mortgage loan costs was $188,000 in 2001 compared to $169,000 in 2000. See Note 7 in the Notes to the Consolidated Financial Statements for disclosure relating to the Company's mortgage notes payable.

Depreciation and amortization increased $3,593,000 in 2001 compared to 2000. This increase was primarily due to the industrial properties acquired and development properties that achieved stabilized operations in both 2000 and 2001 and to the write-off of leasing commissions for lease buyouts. The increase was offset by the sale of several properties in 2000 and 2001 and the transfer of several properties to real estate held for sale (depreciation is not taken on those properties in the category "real estate held for sale"). Three properties that were in the category "held for sale" at December 31, 2000 were reclassified back to the portfolio in 2001. Upon reclassification, depreciation was adjusted to reflect the carrying amount of these properties as if they had never been classified as "held for sale."

The decrease in general and administrative expenses of $1,034,000 for the year ended December 31, 2001 compared to 2000 is due to several items. Incentive restricted stock expense was lower in 2001 by $410,000 due to a one-time charge in 2000. Also, taxes were $574,000 lower primarily due to the reversal of accrued taxes for Tennessee franchise taxes. The tax was repealed by the State of Tennessee.

In 2001, the Company recognized gains of $4,311,000 primarily from the sale of five properties. In 2000, the Company recognized gains of $8,771,000 consisting of the sale of two properties and one parcel of land and the recognition of a deferred gain. See Note 2 in the Notes to the Consolidated Financial Statements for a summary of these transactions.

NAREIT has recommended supplemental disclosures concerning straight-line rent, capital expenditures and leasing costs. Straight-lining of rent increased income $1,741,000 for 2001 compared to $1,654,000 in 2000. Capital expenditures for the years ended December 31, 2001 and 2000 by category were as follows:

Capital Expenditures

	Estimated Useful Life	*Years Ended December 31,* 2001	2000
		(In thousands)	
Upgrade on Acquisitions	40 yrs	$ 270	2,754
Major Renovation/Redevelopment	40 yrs	63	41
Tenant Improvements:			
New Tenants	Lease Life	3,787	4,534
Renewal Tenants	Lease Life	581	901
Other:			
Building Improvements	5-40 yrs	1,188	1,148
Roofs	5-15 yrs	412	913
Parking Lots	5 yrs	219	230
Other	5 yrs	102	90
Total capital expenditures		$ 6,622	10,611

The Company's leasing costs are capitalized and included in other assets. The costs are amortized over the terms of the leases and are included in depreciation and amortization expense. Capitalized leasing costs for the years ended December 31, 2001 and 2000 were as follows:

Capitalized Leasing Costs

	Estimated Useful Life	*Years Ended December 31,* 2001	2000
		(In thousands)	
Development	Lease Life	$ 1,605	1,743
New Tenants	Lease Life	1,113	1,236
Renewal Tenants	Lease Life	1,042	949
Total capitalized leasing costs		$ 3,760	3,928
Amortization of leasing costs		$ 2,541	2,034

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will adopt this Statement on January 1, 2003 and believes that the effect of adoption will have little or no impact on its overall financial position or results of operation.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of SFAS No. 4 are applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to SFAS No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The Company adopted the provisions of this Statement relating to SFAS No. 13 after May 15, 2002. The adoption did not have a material effect on the Company's consolidated financial statements. The Company will adopt the other provisions of this Statement effective January 1, 2003 and believes that the effect of adoption will have little or no impact on its overall financial position or results of operation.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company will adopt this Statement on January 1, 2003 and believes that the effect of adoption will have no significant impact on its overall financial position or results of operation.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002. The Company adopted the disclosure provision of this Statement in 2002 and will adopt the measurement provision on January 1, 2003. The application of this Interpretation relating to disclosure did not impact the Company's consolidated financial statements in 2002 and adoption of the measurement provision of this Statement in 2003 is not expected to have a material effect on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created or obtained after January 31, 2003. For public enterprises with a variable interest in a variable interest entity created after February 1, 2003, the Interpretation applies to that enterprise no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The application of this Interpretation is not expected to have a material effect on the Company's consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $53,786,000 for the year ended December 31, 2002. Other sources of cash were primarily from bank borrowings, proceeds from mortgage notes payable, sales and liquidation of REIT shares and collections on mortgage loans receivable. The Company distributed $29,873,000 in common and $10,008,000 in preferred stock dividends. Other primary uses of cash were for bank debt payments, construction and development of properties, mortgage note payments, purchases of real estate investments and capital improvements at the various properties.

Total debt at December 31, 2002 and 2001 is detailed below. The Company's bank credit facilities have certain restrictive covenants, and the Company was in compliance with all of its debt covenants at December 31, 2002 and 2001.

	December 31,	
	2002	*2001*
	(In thousands)	
Mortgage notes payable – fixed rate	**$ 248,343**	205,014
Bank notes payable – floating rate	**73,957**	86,058
Total debt	**$ 322,300**	291,072

The Company has a three-year $175,000,000 unsecured revolving credit facility with a group of ten banks that matures in January 2005. The interest rate on the facility is based on the Eurodollar rate and varies according to debt-to-total asset value ratios. EastGroup's current interest rate for this facility is the Eurodollar rate plus 1.25%. At December 31, 2002, the interest rate was 2.67% on $70,000,000. The interest rate on each tranche is currently reset on a monthly basis and was last reset on February 26, 2003 at 2.59% on $71,000,000. An unused facility fee is also assessed on this loan. This fee varies according to debt-to-total asset value ratios and is currently .20%.

The Company had a one-year $12,500,000 unsecured revolving credit facility with PNC Bank, N.A. that matured in January 2003. The loan was amended in January 2003 to reflect a new maturity date of January 2004. The interest rate on this facility is based on the LIBOR rate and varies according to debt-to-total asset value ratios. At December 31, 2002, the interest rate was 2.555% on $3,957,000. EastGroup's current interest rate for this facility is the LIBOR rate plus 1.175%.

The Company anticipates that its current cash balance, operating cash flows, and borrowings under its lines of credit will be adequate for (i) operating and administrative expenses, (ii) normal repair and maintenance expenses at its properties, (iii) debt service obligations, (iv) distributions to stockholders, (v) capital improvements, (vi) purchases of properties, (vii) development, (viii) common stock repurchases, and (ix) any other normal business activities of the Company.

INFLATION

In the last five years, inflation has not had a significant impact on the Company because of the relatively low inflation rate in the Company's geographic areas of operation. Most of the leases require the tenants to pay their pro rata share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing the Company's exposure to increases in operating expenses resulting from inflation. In addition, the Company's leases typically have three to five year terms, which may enable the Company to replace existing leases with new leases at a higher base if rents on the existing leases are below the then-existing market rate.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate changes primarily as a result of its lines of credit and long-term debt maturities. This debt is used to maintain liquidity and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows at fixed rates but also has several variable rate bank lines as discussed under Liquidity and Capital Resources. The table below presents the principal payments due and weighted average interest rates for both the fixed rate and variable rate debt.

	2003	*2004*	*2005*	*2006*	*2007*	*Thereafter*	*Total*	*Fair Value*
Fixed rate debt *(in thousands)*	$ 7,876	11,234	25,153	21,715	20,390	161,975	248,343	263,971[(1)]
Weighted average interest rate	7.66%	7.90%	7.96%	7.76%	7.71%	7.08%	7.34%	
Variable rate debt *(in thousands)*	-	3,957	70,000	-	-	-	73,957	73,957
Weighted average interest rate	-	2.56%	2.67%	-	-	-	2.66%	

(1) The fair value of the Company's fixed rate debt is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.

As the table above incorporates only those exposures that exist as of December 31, 2002, it does not consider those exposures or positions that could arise after that date. The Company's ultimate economic impact with respect to interest rate fluctuations will depend on the exposures that arise during the period and interest rates. If the weighted average interest rate on the variable rate bank debt as shown above changes by 10% or approximately 27 basis points, interest expense and cash flows would increase or decrease by approximately $197,000 annually.

In November 2002, the Company entered into an interest rate swap agreement to hedge its exposure to the variable interest rate on the Company's $11,000,000 Tower Automotive Center recourse mortgage. Under the swap agreement, the Company effectively pays a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amount. This swap is designated as a cash flow hedge and is considered to be fully effective in hedging the variable rate risk associated with the Tower mortgage loan. Changes in the fair value of the swap are recognized in accumulated other comprehensive income. The Company does not hold or issue this type of derivative contract for trading or speculative purposes.

SHARES OF COMMON STOCK MARKET PRICES AND DIVIDENDS

The Company's shares of Common Stock are presently listed for trading on the New York Stock Exchange under the symbol "EGP." The following table shows the high and low share prices for each quarter reported by the New York Stock Exchange during the past two years and per share distributions paid for each quarter.

	Calendar 2002			*Calendar 2001*		
Quarter	*High*	*Low*	*Distributions*	*High*	*Low*	*Distributions*
First	$ 26.30	22.09	$ .47	$ 23.56	21.69	$ .45
Second	26.30	23.48	.47	23.55	20.80	.45
Third	26.50	22.10	.47	23.65	20.00	.45
Fourth	25.99	22.55	.47	24.25	20.50	.45
			$ 1.88			$ 1.80

As of March 14, 2003, there were approximately 1,200 holders of record of the Company's 16,115,964 outstanding shares of common stock. Of the $1.88 per common share total distributions paid in 2002, $1.8348 per share was taxable as ordinary income for federal income tax purposes and $.0452 per share represented a long-term 20% capital gain. Of the $1.80 per share distributions paid in 2001, $1.7044 per share was taxable as ordinary income for federal income tax purposes and $.0956 per share represented a long-term 20% capital gain.

SHARES OF SERIES A PREFERRED STOCK MARKET PRICES AND DIVIDENDS

The Company's shares of Series A 9.00% Cumulative Redeemable Preferred Stock are also listed for trading on the New York Stock Exchange and trade under the symbol "EGP PrA." The following table shows the high and low preferred share prices for each quarter reported by the New York Stock Exchange during the past two years and per share distributions paid for each quarter.

	Calendar 2002			*Calendar 2001*		
Quarter	*High*	*Low*	*Distributions*	*High*	*Low*	*Distributions*
First	$ 26.18	22.41	$ .5625	$ 24.49	21.75	$ .5625
Second	26.30	23.48	.5625	24.80	23.75	.5625
Third	26.35	22.40	.5625	25.35	24.25	.5625
Fourth	25.81	22.98	.5625	25.15	24.51	.5625
			$ 2.2500			$ 2.2500

As of March 14, 2003, there were 72 holders of record of the Company's 1,725,000 outstanding shares of Series A preferred stock. Of the $2.25 per Series A preferred share total distributions paid in 2002, $2.1960 per share was taxable as ordinary income for federal income tax purposes and $.0540 per share represented a long-term 20% capital gain. Of the $2.25 per share distributions paid in 2001, $2.1308 per share was taxable as ordinary income for federal income tax purposes and $.1192 per share represented a long-term 20% capital gain.

SHARES OF SERIES B PREFERRED STOCK MARKET PRICES AND DIVIDENDS

EastGroup has issued 2,800,000 shares of Series B 8.75% Cumulative Convertible Preferred Stock to Five Arrows Realty Securities II, L.L.C., an investment fund managed by Rothschild Realty, Inc., a member of the Rothschild Group. The Series B Preferred Stock, which is convertible into common stock at a conversion price of $22.00 per share (3,182,000 common shares), is entitled to quarterly dividends in arrears equal to the greater of $.547 per share or the dividend on the number of shares of common stock into which a share of Series B Preferred Stock is convertible. Of the $2.188 per Series B preferred share total distributions paid in 2002, $2.1355 per share was taxable as ordinary income for federal income tax purposes and $.0525 per share represented a long-term 20% capital gain. Of the $2.188 per share distributions paid in 2001, $2.0721 per share was taxable as ordinary income for federal income tax purposes and $.1159 per share represented a long-term 20% capital gain.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data for the Company and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report.

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(In thousands, except per share data)				
OPERATING DATA					
Revenues					
Income from real estate operations	$ 103,048	100,377	93,707	83,026	74,168
Interest	309	1,041	975	1,367	1,868
Gain on securities	1,836	2,967	2,154	30	–
Other	617	727	1,068	1,519	548
	105,810	105,112	97,904	85,942	76,584
Expenses					
Operating expenses from real estate operations	29,924	25,535	22,213	19,809	19,279
Interest	17,387	17,823	18,570	17,688	16,948
Depreciation and amortization	30,333	26,977	23,384	20,181	16,595
General and administrative	4,179	4,573	5,607	4,519	3,771
Minority interest in joint ventures	375	350	377	433	433
	82,198	75,258	70,151	62,630	57,026
Income before gain on sale of real estate investments	23,612	29,854	27,753	23,312	19,558
Gain on sale of real estate investments	93	4,311	8,771	15,357	9,713
Income before cumulative effect of change in accounting principle	23,705	34,165	36,524	38,669	29,271
Cumulative effect of change in accounting principle (1)	–	–	–	(418)	–
Income from continuing operations	23,705	34,165	36,524	38,251	29,271
Discontinued operations					
Income (loss) from real estate operations	(13)	17	(12)	104	65
Loss on sale of real estate investments	(66)	–	–	–	–
Income (loss) from discontinued operations	(79)	17	(12)	104	65
Net income	23,626	34,182	36,512	38,355	29,336
Preferred dividends-Series A	3,880	3,880	3,880	3,880	2,070
Preferred dividends-Series B	6,128	6,128	6,128	2,246	–
Net income available to common stockholders	$ 13,618	24,174	26,504	32,229	27,266
BASIC PER SHARE DATA					
Income from continuing operations	$ 0.86	1.54	1.70	2.00	1.67
Income (loss) from discontinued operations	0.00	0.00	0.00	0.01	0.00
Net income available to common stockholders	$ 0.86	1.54	1.70	2.01	1.67
Weighted average shares outstanding	15,868	15,697	15,623	16,046	16,283
DILUTED PER SHARE DATA					
Income from continuing operations	$ 0.84	1.51	1.68	1.98	1.66
Income (loss) from discontinued operations	0.00	0.00	0.00	0.01	0.00
Net income available to common stockholders	$ 0.84	1.51	1.68	1.99	1.66
Weighted average shares outstanding	16,237	16,046	15,798	17,362	16,432
OTHER PER SHARE DATA					
Book value *(at end of year)*	$ 15.11	16.19	16.55	16.47	16.12
Common distributions declared	1.88	1.80	1.58	1.48	1.40
Common distributions paid	1.88	1.80	1.58	1.48	1.40
BALANCE SHEET DATA (AT END OF YEAR)					
Real estate investments, at cost (2)	$ 791,684	741,755	703,846	649,754	582,565
Real estate investments, net of accumulated depreciation and allowance for losses (2)	672,707	649,554	633,726	598,175	539,729
Total assets	702,341	683,782	666,205	632,151	567,548
Mortgage, bond and bank loans payable	322,300	291,072	270,709	243,665	236,816
Total liabilities	345,856	313,072	290,813	262,839	251,524
Total stockholders' equity	356,485	370,710	375,392	369,312	316,024

(1) Represents previously capitalized start-up and organizational costs that were expensed on January 1, 1999 in accordance with the requirements of Statement of Position 98-5.
(2) Does not include the $500,000 land purchase-leaseback sold in 1999.

FORWARD-LOOKING STATEMENTS

In addition to historical information, certain sections of this Form 10-K contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as those pertaining to the Company's hopes, expectations, intentions, beliefs, strategies regarding the future, the anticipated performance of development and acquisition properties, capital resources, profitability and portfolio performance. Forward-looking statements involve numerous risks and uncertainties. The following factors, among others discussed herein, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: defaults or nonrenewal of leases, increased interest rates and operating costs, failure to obtain necessary outside financing, difficulties in identifying properties to acquire and in effecting acquisitions, failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, environmental uncertainties, risks related to disasters and the costs of insurance to protect from such disasters, financial market fluctuations, changes in real estate and zoning laws and increases in real property tax rates. The success of the Company also depends upon the trends of the economy, including interest rates and the effects to the economy from possible terrorism and related world events, income tax laws, governmental regulation, legislation, population changes and those risk factors discussed elsewhere in this Form. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as the date hereof. The Company assumes no obligation to update forward-looking statements. See also the Company's reports to be filed from time to time with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

INDEPENDENT AUDITORS' REPORT

THE DIRECTORS AND STOCKHOLDERS
EASTGROUP PROPERTIES, INC.:

We have audited the accompanying consolidated balance sheets of EastGroup Properties, Inc. and subsidiaries, as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EastGroup Properties, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its methods of accounting for the impairment or disposal of long-lived assets and stock-based compensation.

Jackson, Mississippi
March 7, 2003

KPMG LLP

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
	(In thousands, except for share and per share data)	
ASSETS		
Real estate properties	**$ 750,578**	696,829
Development	**39,718**	37,504
	790,296	734,333
Less accumulated depreciation	**(118,977)**	(92,060)
	671,319	642,273
Real estate held for sale	**1,375**	1,907
Less accumulated depreciation	**–**	(141)
	1,375	1,766
Mortgage loans	**13**	5,515
Investment in real estate investment trusts	**1,663**	6,452
Cash	**1,383**	1,767
Other assets	**26,588**	26,009
TOTAL ASSETS	**$ 702,341**	683,782
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Mortgage notes payable	**$ 248,343**	205,014
Notes payable to banks	**73,957**	86,058
Accounts payable & accrued expenses	**15,571**	12,801
Other liabilities	**6,226**	7,460
	344,097	311,333
Minority interest in joint ventures	**1,759**	1,739
STOCKHOLDERS' EQUITY		
Series A 9.00% Cumulative Redeemable Preferred Shares and additional paid-in capital; $.0001 par value; 1,725,000 shares authorized and issued; stated liquidation preference of $43,125	**41,357**	41,357
Series B 8.75% Cumulative Convertible Preferred Shares and additional paid-in capital; $.0001 par value; 2,800,000 shares authorized and issued; stated liquidation preference of $70,000	**67,178**	67,178
Series C Preferred Shares; $.0001 par value; 600,000 shares authorized; no shares issued	**–**	–
Common shares; $.0001 par value; 64,875,000 shares authorized; 16,104,356 shares issued at December 31, 2002 and 15,912,060 at December 31, 2001	**2**	2
Excess shares; $.0001 par value; 30,000,000 shares authorized; no shares issued	**–**	–
Additional paid-in capital on common shares	**243,562**	240,197
Undistributed earnings	**7,109**	23,753
Accumulated other comprehensive income	**58**	1,193
Unearned compensation	**(2,781)**	(2,970)
	356,485	370,710
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 702,341**	683,782

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2002	2001	2000
	(In thousands, except per share data)		
REVENUES			
Income from real estate operations	$ 103,048	100,377	93,707
Interest:			
Mortgage loans	264	481	839
Other interest	45	560	136
Gain on securities	1,836	2,967	2,154
Other	617	727	1,068
	105,810	105,112	97,904
EXPENSES			
Operating expenses from real estate operations	29,924	25,535	22,213
Interest	17,387	17,823	18,570
Depreciation and amortization	30,333	26,977	23,384
General and administrative	4,179	4,573	5,607
Minority interest in joint ventures	375	350	377
	82,198	75,258	70,151
INCOME BEFORE GAIN ON SALE OF REAL ESTATE INVESTMENTS	23,612	29,854	27,753
Gain on sale of real estate investments	93	4,311	8,771
INCOME FROM CONTINUING OPERATIONS	23,705	34,165	36,524
DISCONTINUED OPERATIONS			
Income (loss) from real estate operations	(13)	17	(12)
Loss on sale of real estate investments	(66)	–	–
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(79)	17	(12)
NET INCOME	23,626	34,182	36,512
Preferred dividends-Series A	3,880	3,880	3,880
Preferred dividends-Series B	6,128	6,128	6,128
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$ 13,618	24,174	26,504
BASIC PER COMMON SHARE DATA			
Income from continuing operations	$ 0.86	1.54	1.70
Income (loss) from discontinued operations	0.00	0.00	0.00
Net income available to common stockholders	$ 0.86	1.54	1.70
Weighted average shares outstanding	15,868	15,697	15,623
DILUTED PER COMMON SHARE DATA			
Income from continuing operations	$ 0.84	1.51	1.68
Income (loss) from discontinued operations	0.00	0.00	0.00
Net income available to common stockholders	$ 0.84	1.51	1.68
Weighted average shares outstanding	16,237	16,046	15,798

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid-In Capital	Unearned Compensation	Undistributed Earnings	Accumulated Other Comprehensive Income	Total
	(In thousands, except for share and per share data)						
BALANCE, DECEMBER 31, 1999	$ 108,535	2	233,453	–	26,654	668	369,312
Comprehensive income							
Net income	–	–	–	–	36,512	–	36,512
Net unrealized change in investment securities	–	–	–	–	–	2,436	2,436
Total comprehensive income							38,948
Cash dividends declared-common, $1.58 per share	–	–	–	–	(24,973)	–	(24,973)
Preferred stock dividends declared	–	–	–	–	(10,008)	–	(10,008)
Issuance of 9,638 shares of common stock, incentive compensation	–	–	174	–	–	–	174
Issuance of 14,175 shares of common stock, dividend reinvestment plan	–	–	312	–	–	–	312
Issuance of 122,250 shares of common stock, exercise options	–	–	1,957	–	–	–	1,957
Issuance of 181,250 shares of common stock, incentive restricted stock	–	–	3,716	(3,716)	–	–	–
Amortization of unearned compensation, incentive restricted stock	–	–	–	372	–	–	372
Repurchase limited partnership units	–	–	(55)	–	–	–	(55)
Purchase of 23,500 common shares	–	–	(457)	–	–	–	(457)
Purchase of 10,000 common shares, stock repurchase plan	–	–	(190)	–	–	–	(190)
BALANCE, DECEMBER 31, 2000	108,535	2	238,910	(3,344)	28,185	3,104	375,392
Comprehensive income							
Net income	–	–	–	–	34,182	–	34,182
Net unrealized change in investment securities	–	–	–	–	–	(1,911)	(1,911)
Total comprehensive income							32,271
Cash dividends declared-common, $1.80 per share	–	–	–	–	(28,606)	–	(28,606)
Preferred stock dividends declared	–	–	–	–	(10,008)	–	(10,008)
Issuance of 8,204 shares of common stock, incentive compensation	–	–	179	–	–	–	179
Issuance of 15,788 shares of common stock, dividend reinvestment plan	–	–	357	–	–	–	357
Issuance of 40,750 shares of common stock, exercise options	–	–	753	–	–	–	753
Issuance of 15,000 shares of common stock, incentive restricted stock	–	–	346	(346)	–	–	–
Forfeiture of 17,000 shares of common stock, incentive restricted stock	–	–	(348)	281	–	–	(67)
Amortization of unearned compensation, incentive restricted stock	–	–	–	439	–	–	439
BALANCE, DECEMBER 31, 2001	108,535	2	240,197	(2,970)	23,753	1,193	370,710
Comprehensive income							
Net income	–	–	–	–	23,626	–	23,626
Net unrealized change in investment securities	–	–	–	–	–	(838)	(838)
Net unrealized change in cash flow hedge	–	–	–	–	–	(297)	(297)
Total comprehensive income							22,491
Cash dividends declared-common, $1.88 per share	–	–	–	–	(30,262)	–	(30,262)
Preferred stock dividends declared	–	–	–	–	(10,008)	–	(10,008)
Issuance of common stock options	–	–	6	–	–	–	6
Issuance of 6,822 shares of common stock, incentive compensation	–	–	153	–	–	–	153
Issuance of 14,305 shares of common stock, dividend reinvestment plan	–	–	364	–	–	–	364
Issuance of 161,319 shares of common stock, exercise options	–	–	2,582	–	–	–	2,582
Issuance of 19,100 shares of common stock, incentive restricted stock	–	–	449	(449)	–	–	–
Forfeiture of 9,250 shares of common stock, incentive restricted stock	–	–	(189)	149	–	–	(40)
Amortization of unearned compensation, incentive restricted stock	–	–	–	489	–	–	489
BALANCE, DECEMBER 31, 2002	$ 108,535	2	243,562	(2,781)	7,109	58	356,485

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
OPERATING ACTIVITIES			
Net income	**$ 23,626**	34,182	36,512
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization from continuing operations	**30,333**	26,977	23,384
Depreciation and amortization from discontinued operations	**36**	64	65
Gain on sale of real estate investments	**(93)**	(4,311)	(8,771)
Loss on sale of real estate investments from discontinued operations	**66**	–	–
Gain on real estate investment trust (REIT) shares	**(1,836)**	(2,967)	(2,154)
Amortization of unearned compensation	**449**	372	372
Stock option compensation	**6**	–	–
Minority interest depreciation and amortization	**(170)**	(161)	(158)
Changes in operating assets and liabilities:			
Accrued income and other assets	**971**	(5,004)	(568)
Accounts payable, accrued expenses and prepaid rent	**398**	1,596	4,334
NET CASH PROVIDED BY OPERATING ACTIVITIES	**53,786**	50,748	53,016
INVESTING ACTIVITIES			
Payments on mortgage loans receivable	**5,502**	4,740	4,124
Advances on mortgage loans receivable	**–**	(1,064)	(4,609)
Proceeds from sale of real estate investments	**2,917**	11,316	17,170
Real estate improvements	**(9,686)**	(6,622)	(10,611)
Real estate development	**(35,600)**	(30,735)	(40,661)
Purchases of real estate	**(13,667)**	(13,804)	(13,628)
Purchases of REIT shares	**(1,308)**	(5,258)	(4,964)
Proceeds from sale and liquidation of REIT shares	**7,095**	7,931	17,334
Changes in other assets and other liabilities	**(2,667)**	(1,675)	(7,302)
NET CASH USED IN INVESTING ACTIVITIES	**(47,414)**	(35,171)	(43,147)
FINANCING ACTIVITIES			
Proceeds from bank borrowings	**195,586**	144,776	182,519
Principal payments on bank borrowings	**(207,687)**	(160,718)	(175,519)
Proceeds from mortgage notes payable	**59,200**	45,000	37,800
Principal payments on mortgage notes payable	**(15,871)**	(8,317)	(17,756)
Debt issuance costs	**(1,842)**	(486)	(316)
Distributions paid to stockholders	**(39,881)**	(38,279)	(34,710)
Purchases of limited partnership units	**–**	–	(705)
Purchases of shares of common stock	**–**	–	(647)
Proceeds from exercise of stock options	**2,582**	753	1,957
Proceeds from dividend reinvestment plan	**364**	357	312
Other	**793**	243	(2,600)
NET CASH USED IN FINANCING ACTIVITIES	**(6,756)**	(16,671)	(9,665)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(384)**	(1,094)	204
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**1,767**	2,861	2,657
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 1,383**	1,767	2,861
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid for interest, net of amount capitalized	**$ 16,571**	17,222	17,919
Debt assumed by buyer of real estate	**–**	378	–
Issuance of incentive restricted stock	**449**	346	3,716
Forfeiture of incentive restricted stock	**(189)**	(348)	–

See accompanying notes to consolidated financial statements.

DECEMBER 31, 2002, 2001 AND 2000

(1) SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The consolidated financial statements include the accounts of EastGroup Properties, Inc. (the Company or EastGroup), its wholly-owned subsidiaries and its investment in any joint ventures in which the Company has a controlling interest. At December 31, 2002 and 2001, the Company had a controlling interest in one joint venture: the 80% owned University Business Center. At December 31, 2000, the Company had controlling interests in two joint ventures: the 80% owned University Business Center and the 80% owned IBG Wiegman Road Associates. The Company records 100% of the joint ventures' assets, liabilities, revenues and expenses with minority interests provided for in accordance with the joint venture agreements. All significant intercompany transactions and accounts have been eliminated in consolidation.

(b) Income Taxes

EastGroup, a Maryland corporation, has qualified as a real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) paying out capital gains to the stockholders with no tax to the Company, or (ii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of its 2002, 2001 and 2000 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary. The following table summarizes the federal income tax treatment for all distributions paid by the Company during the years 2002, 2001 and 2000.

Federal Income Tax Treatment of Share Distributions

	Years Ended December 31,		
	2002	*2001*	*2000*
Common Share Distributions:			
Ordinary Income	**$ 1.8348**	1.7044	1.5800
Long-term 20% capital gain	**.0452**	.0956	–
Total Common Distributions	**$ 1.8800**	1.8000	1.5800
Series A Preferred Share Distributions:			
Ordinary Income	**$ 2.1960**	2.1308	2.2500
Long-term 20% capital gain	**.0540**	.1192	–
Total Preferred A Distributions	**$ 2.2500**	2.2500	2.2500
Series B Preferred Share Distributions:			
Ordinary Income	**$ 2.1355**	2.0721	2.1880
Long-term 20% capital gain	**.0525**	.1159	–
Total Preferred B Distributions	**$ 2.1880**	2.1880	2.1880

The Company's income differs for tax and financial reporting purposes principally because of (1) the timing of the deduction for the provision for possible losses and losses on investments, (2) the timing of the recognition of gains or losses from the sale of investments, (3) different depreciation methods and lives, and (4) real estate properties having a different basis for tax and financial reporting purposes.

(c) Income Recognition

Minimum rental income from real estate operations is recognized on a straight-line basis.

Interest income on mortgage loans is recognized based on the accrual method unless a significant uncertainty of collection exists. If a significant uncertainty exists, interest income is recognized as collected.

The Company recognizes gains on sales of real estate in accordance with the principles set forth in Statement of Financial Accounting Standards (SFAS) No. 66, "Accounting for Sales of Real Estate." Upon closing of real estate transactions, the provisions of SFAS No. 66 require consideration for the transfer of rights of ownership to the purchaser, receipt of an adequate cash down payment from the purchaser and adequate continuing investment by the purchaser. If the requirements for recognizing gains have not been met, the sale and related costs are recorded, but the gain is deferred and recognized by the installment method as collections are received.

(d) Real Estate Properties

Real estate properties are carried at cost less accumulated depreciation. Cost includes the carrying amount of the Company's investment plus any additional consideration paid, liabilities assumed, costs of securing title (not to exceed fair market value in the aggregate) and improvements made subsequent to acquisition. Depreciation of buildings and other improvements, including personal property, is computed using the straight-line method over estimated useful lives of generally 40 years for buildings and 5 to 15 years for improvements and personal property. Building improvements are capitalized, while maintenance and repair expenses are charged to expense as incurred. Significant renovations and improvements that extend the useful life of or improve the assets are capitalized. Geographically, the Company's investments are concentrated in the major Sunbelt market areas of the southeastern and southwestern United States, primarily in the states of California, Florida, Texas and Arizona.

(e) Capitalized Development Costs
During the industrial development stage, costs associated with development (i.e., land, construction costs, interest expense during construction, property taxes, etc.) are aggregated into the total capitalization of the property. As the property becomes occupied, interest, depreciation and property taxes for the percentage occupied only is expensed as incurred. When the property becomes 80% occupied or one year after completion of the shell construction, whichever comes first, the property is no longer considered a development property and becomes an industrial property. When the property becomes classified as an industrial property, the entire property is depreciated accordingly, and all interest and property taxes are expensed.

(f) Asset Impairment
Prior to January 1, 2002, the Company applied SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Effective January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Both of these pronouncements require that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(g) Real Estate Held for Sale
Real estate properties that are currently offered for sale or are under contract to sell have been shown separately on the consolidated balance sheets as "real estate held for sale." The Company applies SFAS No. 144, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell and are not depreciated while they are held for sale.

At December 31, 2002, the Company had three parcels of land held for sale. There can be no assurances that such properties will be sold. At December 31, 2001, the Company had one improved property and two parcels of land held for sale.

During 2002, three properties were transferred to "held for sale;" however, these properties were subsequently transferred back to the portfolio as a result of a change in plans by the Company due to market conditions. Also, in 2001, three properties that were held for sale at December 31, 2000 were subsequently transferred back to the portfolio. As noted above, depreciation is not recorded for those properties while held for sale. As such, upon the reclassification of these properties, depreciation was adjusted to reflect the carrying amount of these properties as if they had never been classified as "held for sale."

In accordance with the guidelines established under SFAS No. 144, operations and gains and losses on sale from the properties placed in the category "held for sale" subsequent to December 31, 2001 have been classified as income (loss) from discontinued operations for 2002, 2001 and 2000. No interest expense was allocated to the properties that are held for sale.

(h) Investment in Real Estate Investment Trusts
Marketable equity securities owned by the Company are categorized as available-for-sale securities, as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized holding gains and losses are reflected as a net amount in a separate component of stockholders' equity until realized. Since the Company did not exercise significant influence over any of its investments in REITs, these investments were accounted for under the cost method. The costs of these investments were adjusted to fair market value with an equity adjustment to account for unrealized gains/losses as indicated above.

(i) Derivative Instruments and Hedging Activities
The Company applies SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities on the balance sheet and measured at fair value. Changes in fair value are to be reported either in earnings or outside of earnings depending on the intended use of the derivative and the resulting designation. Entities applying hedge accounting are required to establish at the inception of the hedge the method used to assess the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The Company entered into an interest rate swap agreement in November 2002, which is summarized in Note 6.

(j) Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(k) Amortization
Debt origination costs are deferred and amortized using the straight-line method over the term of the loan. Leasing costs are deferred and amortized using the straight-line method over the term of the lease.

(l) Business Combinations and Goodwill

The Company applies SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for by using the purchase method of accounting and addresses accounting for purchased goodwill and other intangibles. SFAS No. 142 addresses financial accounting and reporting for the impairment of goodwill and other intangibles and is effective for fiscal years beginning after December 15, 2001. The Company had no business combinations after June 30, 2001. At December 31, 2002 and 2001, the Company had unamortized goodwill of $990,000 resulting from the acquisition of Ensign Properties in 1998. Amortization expense for goodwill was $61,000 for each of the years ended December 31, 2001 and 2000. Upon adoption of SFAS No. 142 on January 1, 2002, amortization of goodwill ceased. The Company periodically reviews, at least annually, the recoverability of goodwill for possible impairment and will continue to do so under the new statement. In management's opinion, no material impairment of goodwill existed at December 31, 2002 and 2001.

(m) Earnings Per Share

The Company applies SFAS No. 128, "Earnings Per Share," which requires companies to present basic earnings per share (EPS) and diluted EPS.

Basic EPS represents the amount of earnings for the year available to each share of common stock outstanding during the reporting period. The Company's basic EPS is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding.

Diluted EPS represents the amount of earnings for the year available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Company calculates diluted EPS by totaling net income available to common stockholders plus dividends on dilutive convertible preferred shares and limited partnership (LP) distributions and dividing it by the weighted average number of common shares outstanding plus the dilutive effect of stock options related to outstanding employee stock options, LP units, nonvested restricted stock and convertible preferred stock, had the options or conversions been exercised. The dilutive effect of stock options and nonvested restricted stock was determined using the treasury stock method which assumes exercise of the options as of the beginning of the period or when issued, if later, and assumes proceeds from the exercise of options are used to purchase common stock at the average market price during the period. The dilutive effect of convertible securities was determined using the if-converted method.

(n) Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123, 'Accounting for Stock-Based Compensation' " to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

The Company has a management incentive plan, which was adopted in 1994 and is described more fully in Note 9, under which employees and directors of the Company are granted stock option awards. Prior to 2002, the Company applied SFAS No. 123, "Accounting for Stock-Based Compensation." This standard defines a fair value based method of accounting for an employee stock option or similar equity instrument. Companies are given the choice of either recognizing related compensation cost by adopting the fair value method, or continuing to use the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees," while supplementally disclosing the pro forma effect on net income and net income per share using the new measurement criteria. The Company elected to continue to follow the requirements of APB No. 25 during all years prior to 2002 and, accordingly, there was no effect on the results of operations.

Effective January 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 148, prospectively to all employee awards granted, modified, or settled after January 1, 2002. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	2002	*2001*	*2000*
	(In thousands, except per share data)		
Net income available to common stockholders as reported	**$ 13,618**	24,174	26,504
Add: Stock-based employee compensation expense included in reported net income	**6**	–	–
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	**(20)**	(67)	(90)
Net income available to common stockholders pro forma	**$ 13,604**	24,107	26,414
Earnings per share:			
Basic – as reported	**$ .86**	1.54	1.70
Basic – pro forma	**.86**	1.54	1.69
Diluted – as reported	**.84**	1.51	1.68
Diluted – pro forma	**.84**	1.50	1.67

In accordance with SFAS No. 123, the following additional disclosures are required related to options granted after January 1, 1995. The fair value of each option grant is estimated on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions used for 2002, 2001 and 2000, respectively: risk-free interest rates of 3.60%, 4.31%, and 5.04%; dividend yields of 11.97%, 11.42% and 12.13%; volatility factors of 19.0%, 20.0%, and 19.3%. Expected option lives for employees were five years for all years presented. For directors, expected option lives were eight years for 2002 and five years for 2001 and 2000. The weighted average fair value of the options granted for 2002, 2001 and 2000 was $.35, $.68 and $.55, respectively.

The Company accounts for restricted stock in accordance with APB No. 25, and accordingly, compensation expense is recognized over the expected vesting period using the straight-line method.

(o) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the reporting period, and to disclose material contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(p) New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will adopt this Statement on January 1, 2003 and believes that the effect of adoption will have little or no impact on its overall financial position or results of operation.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of SFAS No. 4 are applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to SFAS No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The Company adopted the provisions of this Statement relating to SFAS No. 13 after May 15, 2002. The adoption did not have a material effect on the Company's consolidated financial statements. The Company will adopt the other provisions of this Statement effective January 1, 2003 and believes that the effect of adoption will have little or no impact on its overall financial position or results of operation.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company will adopt this Statement on January 1, 2003 and believes that the effect of adoption will have no significant impact on its overall financial position or results of operation.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002. The Company adopted the disclosure provision of this Statement in 2002 and will adopt the measurement provision on January 1, 2003. The application of this Interpretation relating to disclosure did not impact the Company's consolidated financial statements in 2002 and adoption of the measurement provision of this Statement in 2003 is not expected to have a material effect on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created or obtained after January 31, 2003. For public enterprises with a variable interest in a variable interest entity created after February 1, 2003, the Interpretation applies to that enterprise no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The application of this Interpretation is not expected to have a material effect on the Company's consolidated financial statements.

(q) Reclassifications

Certain reclassifications have been made in the 2001 and 2000 financial statements to conform to the 2002 presentation.

(2) REAL ESTATE OWNED

At December 31, 2002, the Company was offering 11.3 acres of land in Houston, Texas and Tampa, Florida for sale with a carrying amount of $1,375,000. No loss is anticipated on the sale of these parcels of land. These properties are investment properties, not operating properties, thus a comparative for results of operations is not presented. The results of operations (after depreciation) for real estate held for sale at December 31, 2001, amounted to $73,000 and $62,000, respectively, for the years ended December 31, 2001 and 2000.

The Company is currently developing the properties detailed below. Costs incurred include capitalization of interest costs during the period of construction. The interest costs capitalized on real estate properties for 2002 were $2,061,000 compared to $2,329,000 for 2001 and $2,060,000 for 2000.

Total cash outflows for development for the year ended December 31, 2002 were $35,600,000. In addition to the costs incurred for the year ended December 31, 2002 as detailed in the table below, development costs included $3,435,000 for improvements on properties transferred to the portfolio during the 12-month period following transfer. These costs are included in *Real Estate Properties* on the balance sheet.

Development

		Costs Incurred		
	Size	*For the Year Ended 12/31/02*	*Cumulative as of 12/31/02*	*Estimated Total Costs*
	(Unaudited)			*(Unaudited)*
	(Square feet)		*(In thousands)*	
LEASE-UP				
World Houston XIV, Houston, TX	77,000	$ 741	3,074	3,600
Americas 10 Business Center I, El Paso, TX	97,000	1,000	3,287	3,300
Metro Airport Commerce Center I, Jackson, MS	32,000	1,401	1,727	1,900
Total Lease-up	206,000	3,142	8,088	8,800
UNDER CONSTRUCTION				
World Houston XIX, Houston, TX	66,000	1,981	1,981	3,100
World Houston XX, Houston, TX	62,000	1,958	1,958	2,800
Chamberlain Expansion, Tucson, AZ	34,000	1,345	1,345	1,600
Executive Airport Commerce Center I & III Fort Lauderdale, FL	85,000	3,305	4,751	6,000
Expressway Commerce Center, Tampa, FL	108,000	3,621	3,621	4,300
Total Under Construction	355,000	12,210	13,656	17,800
PROSPECTIVE DEVELOPMENT (PRINCIPALLY LAND)				
Phoenix, Arizona	103,000	122	1,376	6,000
Tucson, Arizona	70,000	–	326	3,500
Tampa, Florida	140,000	160	1,828	5,600
Orlando, Florida	249,000	476	3,300	14,900
Fort Lauderdale, Florida	55,000	675	1,603	3,300
El Paso, Texas	251,000	301	2,224	7,600
Houston, Texas	915,000	561	6,786	46,200
Jackson, Mississippi	32,000	228	531	1,700
Total Prospective Development	1,815,000	2,523	17,974	88,800
	2,376,000	$ 17,875	39,718	115,400
COMPLETED DEVELOPMENT AND TRANSFERRED TO REAL ESTATE PROPERTIES DURING THE YEAR ENDED DECEMBER 31, 2002				
Sunport Center III, Orlando, FL	66,000	$ 538	3,763	
Tower Automotive, Madison, MS	210,000	9,574	9,958	
Walden Distribution Center I, Tampa, FL	90,000	115	3,655	
Techway Southwest I, Houston, TX	126,000	284	4,494	
World Houston XII, Houston, TX	59,000	2,227	2,759	
Kyrene II, Tempe, AZ	60,000	–	3,049	
World Houston XIII, Houston, TX	51,000	1,552	2,851	
Total Transferred to Real Estate Properties	662,000	$ 14,290	30,529	

A summary of gains (losses) on real estate investments for the years ended December 31, 2002, 2001 and 2000 follows:

Gains (Losses) on Real Estate Investments

	Basis	Net Sales Price	Recognized Gain (Loss)
		(In thousands)	
2002			
Real estate properties:			
Carpenter Duplex, Dallas, TX	$ 1,018	1,111	93
7th Street Service Center, Phoenix, AZ	1,872	1,806	(66)
	$ 2,890	2,917	27
2001			
Real estate properties:			
Nobel Business Center, Hercules, CA	$ 2,113	5,250	3,137
West Palm II, West Palm Beach, FL	1,274	1,350	76
109th Street Distribution Center, Dallas, TX	990	1,232	242
West Palm I, West Palm Beach, FL	1,463	1,428	(35)
Lakeside Distribution Center, Oklahoma City, OK	1,165	2,079	914
Other	–	(23)	(23)
	$ 7,005	11,316	4,311
2000			
Real estate properties:			
LeTourneau Center of Commerce, Tampa, FL	$ 1,592	1,593	1
8150 Leesburg Pike–deferred gain, Tyson's Corner, VA	(94)	–	94
La Vista Crossing Apartments, Atlanta, GA	6,472	14,528	8,056
Estelle land, Jefferson County, LA	429	1,049	620
	$ 8,399	17,170	8,771

The following schedule indicates approximate future minimum rental receipts under noncancelable leases for real estate properties by year as of December 31, 2002:

Future Minimum Rental Receipts Under Noncancelable Leases

Years Ended December 31,	*(In thousands)*
2003	$ 74,911
2004	64,727
2005	52,601
2006	42,290
2007	32,052
Thereafter	59,145
Total minimum receipts	$ 325,726

Ground Leases

As of December 31, 2002, the Company owned two properties in Florida, two properties in Texas, and one property in Mississippi that are subject to ground leases. These leases have terms of 40 to 75 years, expiration dates of August 2031 to November 2076, and renewal options of 15 to 35 years. Total lease expenditures for the years ended December 31, 2002, 2001 and 2000 were $610,000, $594,000 and $567,000, respectively. Payments on four of the properties are subject to increases at 3 to 10 year intervals based upon the agreed or appraised fair market value of the leased premises on the adjustment date or the Consumer Price Index percentage increase since the base rent date. The following schedule indicates approximate future minimum lease payments for these properties by year as of December 31, 2002:

Future Minimum Ground Lease Payments

Years Ended December 31,	*(In thousands)*
2003	$ 677
2004	677
2005	677
2006	677
2007	677
Thereafter	18,762
Total minimum payments	$ 22,147

(3) MORTGAGE LOANS RECEIVABLE

A summary of mortgage loans follows:

	December 31, 2002	December 31, 2001
	(In thousands)	
First mortgage loans:		
Industrial *(1 loan in 2001)*	$ –	5,500
Other *(1 loan)*	13	15
	$ 13	5,515

The weighted average interest rate on the Company's mortgage loans for both periods was approximately 9%.

(4) INVESTMENT IN REAL ESTATE INVESTMENT TRUSTS

The investment in REITs consists of the following:

	December 31, 2002		December 31, 2001	
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
	(In thousands)			
Pacific Gulf Properties	$ -	122	-	487
Other	1,308	1,541	5,259	5,965
	$ 1,308	1,663	5,259	6,452

During 2000, the Company received initial liquidating distributions from Pacific Gulf Properties (PAG). The liquidating distributions received reduced the basis in these investments to zero with the remainder recorded as gain on securities in 2000. During 2002 and 2001, the Company received additional liquidating distributions from PAG, which were recorded as realized gains when received. The Company recorded $365,000, $2,569,000 and $807,000 as gains from PAG for 2002, 2001 and 2000, respectively. Final distributions, if any, will also be recorded as realized gains when received.

Gains on the sale of other REIT securities were $1,471,000 in 2002 and $398,000 in 2001. In 2000, the Company recorded gains of $1,347,000 from liquidating distributions received from Franklin Select Realty Trust.

(5) OTHER ASSETS

A summary of the Company's other assets follows:

	December 31, 2002	December 31, 2001
	(In thousands)	
Leasing costs, net of accumulated amortization	$ 10,537	9,313
Receivables, net of allowance for doubtful accounts	7,967	7,641
Section 1031 tax deferred exchange cash escrows	–	2,074
Prepaid expenses and other assets	8,084	6,981
	$ 26,588	26,009

(6) NOTES PAYABLE TO BANKS

The Company had a three-year $150,000,000 unsecured revolving credit facility with a group of ten banks that matured in January 2002 and was refinanced as specified below. The interest rate was based on the Eurodollar rate plus 1.25% and was 3.1875% on $74,000,000 at December 31, 2001. An unused facility fee of .25% was also assessed on this loan.

The Company had a one-year $10,000,000 unsecured revolving credit facility with Chase Bank of Texas that matured in January 2002 and was refinanced as specified below. The interest rate was based on Chase Bank of Texas, National Association's prime rate less .75% and was 4.00% on $558,000 at December 31, 2001.

The Company had a $15,000,000 unsecured discretionary line of credit with Chase Bank of Texas. The interest rate for the line was negotiated at the time of any advances. At December 31, 2001, the rate for this loan was 3.00% on $11,500,000, payable on demand.

The foregoing three credit facilities matured and were repaid in January 2002. In January 2002, the Company obtained a new three-year $175,000,000 unsecured revolving credit facility with a group of ten banks that matures in January 2005. The interest rate on the facility is based on the Eurodollar rate and varies according to debt-to-total asset value ratios. EastGroup's current interest rate for this facility is the Eurodollar rate plus 1.25%. At December 31, 2002, the interest rate was 2.67% on $70,000,000. The interest rate on each tranche is currently reset on a monthly basis and was last reset on February 26, 2003 at 2.59% on $71,000,000. An unused facility fee is also assessed on this loan. This fee varies according to debt-to-total asset value ratios and is currently .20%.

In January 2002, the Company also secured a one-year $12,500,000 unsecured revolving credit facility with PNC Bank, N.A. that matured in January 2003. The loan was amended in January 2003 to reflect a new maturity date of January 2004. The interest rate on this facility is based on the LIBOR rate and varies according to debt-to-total asset value ratios. At December 31, 2002, the interest rate was 2.555% on $3,957,000. EastGroup's current interest rate for this facility is the LIBOR rate plus 1.175%.

Loan commitment fees were $43,000 in 2002 and $37,500 per year in both 2001 and 2000.

Average bank borrowings were $83,039,000 in 2002 compared to $82,898,000 in 2001 with average interest rates of 3.11% in 2002 compared to 5.72% in 2001. Amortization of bank loan costs was $407,000 in 2002 and $264,000 in 2001. Average interest rates including amortization of loan costs were 3.60% for 2002 and 6.05% for 2001.

The Company's bank credit facilities have certain restrictive covenants, and the Company was in compliance with all of its debt covenants at December 31, 2002 and 2001.

The Company entered into an interest rate swap agreement in November 2002, which is summarized in the table below. The Company designated the swap as a cash flow hedge of the variable interest rate on the Company's $11,000,000 Tower Automotive Center recourse mortgage. Under the swap agreement, the Company pays a fixed rate of interest and receives a floating rate of interest over the term of the agreement without the exchange of the underlying notional amount. Changes in the fair value of the swap are recognized in accumulated other comprehensive income. The Company does not hold or issue this type of derivative contract for trading or speculative purposes. At December 31, 2002 and 2001, the Company did not have any other derivative instruments.

Type of Hedge	*Notional Amount*	*Maturity Date*	*Reference Rate*	*Fixed Rate*	*Fair Market Value at 12/31/02*
	(In thousands)				*(In thousands)*
Swap	$ 11,000	12/31/10	1 month LIBOR	4.03%	($ 297)

(7) MORTGAGE NOTES PAYABLE

A summary of mortgage notes payable follows:

Property	*Rate*	*Monthly P&I Payment*	*Maturity Date*	*Carrying Amount Of Securing Real Estate at December 31, 2002*	*Balance at December 31,*	
					2002	*2001*
				(In thousands)		
University Business Center *(120 & 130 Cremona)*	7.450%	$ 74,235	Repaid 04/02	$ –	–	8,105
Estrella Distribution Center	9.250%	23,979	Repaid 11/02	–	–	2,404
Deerwood Distribution Center	8.375%	16,339	07/01/03	3,189	**1,373**	1,451
Eastlake Distribution Center *(recourse)*	8.500%	57,115	07/05/04	8,833	**3,444**	3,819
56th Street Commerce Park	8.875%	21,816	08/01/04	4,256	**1,801**	1,898
Chamberlain Distribution Center	8.750%	21,376	01/01/05	3,526	**2,270**	2,326
Exchange Distribution Center	8.375%	21,498	08/01/05	2,944	**2,010**	2,096
Westport Commerce Center	8.000%	28,021	08/01/05	5,072	**2,672**	2,790
LakePointe Business Park	8.125%	81,675	10/01/05	9,117	**10,164**	10,312
Jetport Commerce Park	8.125%	33,769	10/01/05	4,991	**3,223**	3,360
Huntwood Associates	7.990%	100,250	08/22/06	16,076	**11,674**	11,933
Wiegman Associates	7.990%	46,269	08/22/06	8,604	**5,388**	5,507
World Houston I & II	7.770%	33,019	04/15/07	5,291	**4,325**	4,383
E. University I & II, Broadway VI, 55th Avenue and Ethan Allen	8.060%	96,974	06/26/07	22,861	**11,463**	11,693
Lamar II Distribution Center	6.900%	16,925	12/01/08	6,045	**1,964**	2,030
Dominguez, Kingsview, Walnut, Washington, Industry and Shaw	6.800%	358,770	03/01/09	58,296	**42,277**	43,655
Auburn Facility	8.875%	64,885	09/01/09	14,293	**3,706**	4,307
Tower Automotive Center *(recourse)*	5.300%(1)	Semiannual	01/15/11	10,922	**11,000**	–
Interstate Warehouse I & II, Venture, Stemmons, Glenmont I & II, West Loop I & II, Butterfield, Founders and Rojas	7.250%	325,263	05/01/11	47,602	**43,929**	44,619
America Plaza, Central Green and World Houston III-IX	7.920%	191,519	05/10/11	28,924	**25,814**	26,057
University Business Center *(120 & 130 Cremona)*	6.430%	81,856	05/15/12	10,191	**7,930**	–
University Business Center *(125 & 175 Cremona)*	7.980%	88,607	06/01/12	13,985	**11,099**	11,255
Airport Distribution, Southpointe, Broadway I, III & IV, Southpark, 51st Avenue, Chestnut, Main Street, Interchange Business Park, North Stemmons I, and World Houston XII & XIII	6.860%	279,149	09/01/12	47,736	**39,848**	–
Kyrene Distribution Center	9.000%	11,246	07/01/14	2,644	**969**	1,014
				$ 335,398	**248,343**	205,014

(1) The Tower Automotive mortgage has a variable interest rate based on the one-month LIBOR. EastGroup entered into an interest rate swap agreement to fix the rate at 4.03% for the 8-year term. Interest and related fees result in an annual effective interest rate of 5.3%.

Principal payments due during the next five years as of December 31, 2002 are as follows:

Year	*(In thousands)*
2003	$ 7,876
2004	11,234
2005	25,153
2006	21,715
2007	20,390

(8) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

A summary of the Company's accounts payable and accrued expenses follows:

	December 31,	
	2002	2001
	(In thousands)	
Property taxes payable	$ 5,814	5,170
Dividends payable	3,346	2,957
Other payables and accrued expenses	6,411	4,674
	$ 15,571	12,801

(9) STOCKHOLDERS' EQUITY

Management Incentive Plan-Stock Options/Incentive Awards

In 1994, the Company adopted the 1994 Management Incentive Plan, and the Plan was amended in 1999. As amended, the Plan includes stock options (50% vested after one year and the other 50% after two years), an annual incentive award and restricted stock awards.

Stock option activity for the 1994 plan is as follows:

	Years Ended December 31,					
	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	696,423	$ 17.921	714,923	$ 17.801	861,423	$ 17.680
Granted	11,350	24.651	24,500	22.591	50,750	20.766
Exercised	(138,069)	15.966	(40,750)	18.487	(108,000)	16.578
Expired	(4,000)	22.078	(2,250)	20.542	(89,250)	19.809
Outstanding at end of year	565,704	18.503	696,423	17.921	714,923	17.801
Exercisable at end of year	543,104	$ 18.287	647,923	$ 17.634	575,798	$ 17.156
Available for grant at end of year	164,360	–	187,095	–	222,378	–

Following is a summary of the status of the officers' and employees' options at December 31, 2002:

	Outstanding Options			Exercisable Options	
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 12.670-19.000	245,404	3.021 years	$ 14.804	245,404	$ 14.804
19.313-26.350	320,300	6.151 years	21.338	297,700	21.157

The annual incentive award program began in 1995 and the Compensation Committee determines awards based on actual funds from operations per share compared to goals set for the year. The 2002, 2001 and 2000 awards were expensed in these years and approximated $133,000, $382,000 and $448,000, respectively. The awards for each year were payable 60% in cash and 40% in stock of the Company.

On December 5, 2000, under the 1994 Management Incentive Plan, the Compensation Committee granted a total of 181,250 shares of restricted stock to all employees, effective January 1, 2000. The purpose of the plan is to act as a retention device since it allows participants to benefit from dividends as well as potential stock appreciation. The stock price on the grant date was $20.50. The restricted period for the stock is 10 years and vesting is 20% at the end of the sixth year through the tenth year or, if certain performance goals are achieved, vesting could reach up to 40% at the end of the fourth year with 10% at the end of the fifth year through the tenth year. The Company recorded $3,716,000 as additional paid-in capital when the shares were granted, offset by unearned compensation of the same amount. The unearned compensation was deducted from stockholders' equity and is being amortized 10% each year over the restricted period. In 2001, 15,000 additional shares were granted and 17,000 shares were forfeited. In 2002, 19,100 additional shares were granted and 9,250 shares were forfeited. Compensation expense for the restricted stock was $449,000 for 2002 and $372,000 each year for both 2001 and 2000. During the restricted period, the Company accrues dividends and holds the certificates for the shares; however, the employee can vote the shares. Share certificates and dividends will be delivered to the employee as they vest.

Directors' Stock Option Plan

The Company has a Directors' Stock Option Plan, as amended in 1994, under which an aggregate of 150,000 shares of common stock were reserved for issuance upon exercise of any options granted. An additional 150,000 shares were reserved in 2000. Under the Directors' plan, each Non-Employee Director is granted an initial 7,500 options and 2,250 additional options on the date of any Annual Meeting at which the Director is reelected to the Board.

Stock option activity for the Directors' plan is as follows:

	Years Ended December 31,					
	2002		*2001*		*2000*	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	**109,500**	**$ 17.744**	96,000	$ 17.231	96,750	$ 15.780
Granted	**21,000**	**24.331**	13,500	21.400	13,500	21.750
Exercised	**(23,250)**	**16.273**	–	–	(14,250)	11.695
Expired	**–**	**–**	–	–	–	–
Outstanding at end of year	**107,250**	**19.354**	109,500	17.744	96,000	17.231
Exercisable at end of year	**107,250**	**$ 19.354**	109,500	$ 17.744	96,000	$ 17.231
Available for grant at end of year	**108,750**	**–**	129,750	–	143,250	–

Following is a summary of the status of the directors' options at December 31, 2002:

	Outstanding Options			*Exercisable Options*	
Exercise Price Range	*Number*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Number*	*Weighted Average Exercise Price*
$ 11.250-14.580	26,250	1.863 years	$ 12.207	26,250	$ 12.207
19.375-24.890	81,000	7.255 years	21.669	81,000	21.669

Series A 9.00% Cumulative Redeemable Preferred Stock

In June 1998, EastGroup sold 1,725,000 shares of Series A 9.00% Cumulative Redeemable Preferred Stock at $25.00 per share in a public offering. The preferred stock, which may be redeemed by the Company at $25.00 per share, plus accrued and unpaid dividends, on or after June 19, 2003, has no stated maturity, sinking fund or mandatory redemption and is not convertible into any other securities of the Company.

The Company declared dividends of $2.25 per share of Series A Preferred for each year in 2002, 2001 and 2000.

Series B 8.75% Cumulative Convertible Preferred Stock

In September 1998, EastGroup entered into an agreement with Five Arrows Realty Securities II, L.L.C. (Five Arrows), an investment fund managed by Rothschild Realty, Inc., a member of the Rothschild Group, providing for the sale of 2,800,000 shares of Series B 8.75% Cumulative Convertible Preferred Stock at a net price of $24.50 per share. In December 1998, EastGroup sold $10,000,000 of the Series B Preferred Stock to Five Arrows. The Company sold the remaining $60,000,000 to Five Arrows in September 1999. In connection with this offering, EastGroup has entered into certain related agreements with Five Arrows, providing, among other things, for certain registration rights with respect to the Series B Preferred Stock.

The Series B Preferred Stock, which is convertible into common stock at a conversion price of $22.00 per share (3,182,000 common shares), is entitled to quarterly dividends in arrears equal to the greater of $.547 per share or the dividend on the number of shares of common stock into which a share of Series B Preferred Stock is convertible.

The Series B Preferred Stock is not redeemable by the Company at its option prior to the fifth anniversary of the original date of issuance of the Series B Preferred Stock. On and after January 1, 2004, the Series B Preferred Stock is redeemable by the Company at its option. Beginning in 2004, the Series B Preferred Stock is redeemable at 104% of par, plus accrued and unpaid dividends, declining to 103%, 102% and 101% of par in each subsequent year. Beginning January 1, 2008 and thereafter, the Series B Preferred Stock is redeemable at par. Holders of shares of the Series B Preferred Stock have 30 days following the Company's written notice of redemption to exercise their conversion rights. The Series B Preferred Stock may be redeemed in part so long as the initial redemption is for not less than 50% of the outstanding shares.

The Company declared dividends of $2.188 per share of Series B Preferred for each year in 2002, 2001 and 2000.

Common Stock Repurchase Plan

EastGroup's Board of Directors has authorized the repurchase of up to 1,500,000 shares of its outstanding common stock. The shares may be purchased from time to time in the open market or in privately negotiated transactions. The Company did not repurchase any shares during 2002 or 2001. Since September 30, 1998, a total of 827,700 shares have been repurchased for $14,170,000 (an average of $17.12 per share) with 672,300 shares still available for repurchase.

Shareholder Rights Plan

In December 1998, EastGroup adopted a Shareholder Rights Plan (the Plan) designed to enhance the ability of all of the Company's stockholders to realize the long-term value of their investment. Under the Plan, Rights were distributed as a dividend on each share of Common Stock (one Right for each share of Common Stock) held as of the close of business on December 28, 1998. A Right was also delivered with all shares of Common Stock issued after December 28, 1998 and 1.1364 Rights were delivered with all shares of EastGroup's Series B Cumulative Convertible Preferred Stock issued after December 28, 1998. The Rights will expire at the close of business on December 3, 2008.

Each whole Right will entitle the holder to buy one one-thousandth (1/1000) of a newly issued share of EastGroup's Series C Preferred Stock at an exercise price of $70.00. The Rights attach to and trade with the shares of the Company's Common Stock and Series B Preferred Stock. No separate Rights Certificates will be issued unless an event triggering the Rights occurs. The Rights will detach from the Common Stock and Series B Preferred Stock and will initially become exercisable for shares of Series C Preferred Stock if a person or group acquires beneficial ownership of, or commences a tender or exchange offer which would result in such person or group beneficially owning 15% or more of EastGroup's Common Stock, except through a tender or exchange offer for all shares which the Board determines to be fair and otherwise in the best interests of EastGroup and its shareholders. The Rights will also detach from the Common Stock and Series B Preferred Stock if the Board determines that a person holding at least 9.8% of EastGroup's Common Stock intends to cause EastGroup to take certain actions adverse to it and its shareholders or that such holder's ownership would have a material adverse effect on EastGroup.

If any person becomes the beneficial owner of 15% or more of EastGroup's Common Stock (except for Five Arrows either as a result of the ownership of the Series B Preferred Stock or in the event of conversion of the Series B Preferred Stock into common) and the Board of Directors does not within 10 days thereafter redeem the Rights, or a 9.8% holder is determined by the Board to be an adverse person, each Right not owned by such person or related parties will then enable its holder to purchase, at the Right's then-current exercise price, EastGroup Common Stock (or, in certain circumstances as determined by the Board, a combination of cash, property, common stock or other securities) having a value of twice the Right's exercise price.

Under certain circumstances, if EastGroup is acquired in a merger or similar transaction with another person, or sells more than 50% of its assets, earning power or cash flow to another entity, each Right that has not previously been exercised will entitle its holder to purchase, at the Right's then-current exercise price, common stock of such other entity having a value of twice the Right's exercise price.

EastGroup will generally be entitled to redeem the Rights at $0.0001 per Right at any time until the 10th day following public announcement that a 15% position has been acquired, or until the Board has determined a 9.8% holder to be an adverse person. Prior to such time, the Board of Directors may extend the redemption period.

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan that allows stockholders to reinvest cash distributions in new shares of the Company.

Earnings Per Share

The Company applies SFAS No. 128, "Earnings Per Share," which requires companies to present basic EPS and diluted EPS. Reconciliation of the numerators and denominators in the basic and diluted EPS computations is as follows:

Reconciliation of Numerators and Denominators

	2002	2001	2000
		(In thousands)	
BASIC EPS COMPUTATION			
Numerator–net income available to common stockholders	**$ 13,618**	24,174	26,504
Denominator–weighted average shares outstanding	**15,868**	15,697	15,623
DILUTED EPS COMPUTATION			
Numerator–net income available to common stockholders plus limited partnership distributions ($18 in 2000)	**$ 13,618**	24,174	26,522
Denominator:			
Weighted average shares outstanding	**15,868**	15,697	15,623
Common stock options	**182**	164	147
Nonvested restricted stock	**187**	185	13
Limited partnership units	–	–	15
Total Shares	**16,237**	16,046	15,798

The Company's Series B Preferred Stock, which is convertible into common stock at a conversion price of $22.00 per share, was not included in the computation of diluted earnings per share for the periods presented due to its antidilutive effect.

Comprehensive Income

Comprehensive income comprises net income plus all other changes in equity from nonowner sources. The components of comprehensive income for 2002, 2001 and 2000 are presented in the Company's Consolidated Statements of Changes in Stockholders' Equity and are summarized below.

	2002	2001	2000
		(In thousands)	
Balance at beginning of year	**$ 1,193**	3,104	668
Unrealized holding gains on REIT securities during the period	**998**	1,056	4,590
Less reclassification adjustment for gains on REIT securities included in net income	**(1,836)**	(2,967)	(2,154)
Change in fair value of interest rate swap	**(297)**	–	–
Balance at end of year	**$ 58**	1,193	3,104

(10) QUARTERLY RESULTS OF OPERATIONS – UNAUDITED

	2002 Quarter Ended				2001 Quarter Ended			
	Mar 31	**Jun 30**	**Sep 30**	**Dec 31**	Mar 31	Jun 30	Sep 30	Dec 31
	(In thousands, except per share data)							
Revenues	**$ 25,589**	**26,623**	**26,352**	**27,246**	24,723	26,314	27,652	26,423
Expenses	**(19,575)**	**(19,689)**	**(21,112)**	**(21,822)**	(17,919)	(18,606)	(19,040)	(19,693)
Income before gain (loss) on sale of real estate investments	**6,014**	**6,934**	**5,240**	**5,424**	6,804	7,708	8,612	6,730
Gain (loss) on sale of real estate investments	**93**	**–**	**–**	**–**	–	3,455	(35)	891
Income from continuing operations	**6,107**	**6,934**	**5,240**	**5,424**	6,804	11,163	8,577	7,621
Income (loss) from discontinued operations	**3**	**(6)**	**(67)**	**(9)**	9	3	(2)	7
Net income	**6,110**	**6,928**	**5,173**	**5,415**	6,813	11,166	8,575	7,628
Preferred dividends	**(2,502)**	**(2,502)**	**(2,502)**	**(2,502)**	(2,502)	(2,502)	(2,502)	(2,502)
Net income available to common stockholders	**$ 3,608**	**4,426**	**2,671**	**2,913**	4,311	8,664	6,073	5,126
BASIC PER SHARE DATA								
Net income available to common stockholders	**$ 0.23**	**0.28**	**0.17**	**0.18**	0.28	0.55	0.39	0.33
Weighted average shares outstanding	**15,772**	**15,892**	**15,901**	**15,906**	15,673	15,692	15,702	15,719
DILUTED PER SHARE DATA								
Net income available to common stockholders	**$ 0.22**	**0.27**	**0.16**	**0.18**	0.27	0.53	0.38	0.32
Weighted average shares outstanding	**16,166**	**16,254**	**16,264**	**16,264**	16,029	19,208	16,045	16,084

The above quarterly earnings per share calculations are based on the weighted average number of common shares outstanding during each quarter for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each quarter for diluted earnings per share. The annual earnings per share calculations in the Consolidated Statements of Income are based on the weighted average number of common shares outstanding during each year for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each year for diluted earnings per share.

The Series B Preferred Stock, which is convertible into common stock, was included in the computation of diluted earnings per share for the quarter ended June 30, 2001 due to its dilutive effect in such quarter.

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2002 and 2001. SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2002		2001	
	Carrying Amount	*Fair Value*	*Carrying Amount*	*Fair Value*
	(In thousands)			
Financial Assets				
Cash and cash equivalents	$ 1,383	1,383	1,767	1,767
Investment in real estate investment trusts	1,663	1,663	6,452	6,452
Mortgage loans receivable	13	13	5,515	5,517
Financial Liabilities				
Mortgage notes payable	248,343	263,971	205,014	210,514
Notes payable to banks	73,957	73,957	86,058	86,058
Interest rate swap	297	297	–	–

Carrying amounts shown in the table are included in the balance sheet under the indicated captions.

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Cash and Cash Equivalents: The carrying amounts approximate fair value because of the short maturity of those instruments.

Investment in Real Estate Investment Trusts: The carrying amount is the fair value of this equity investment based on quoted market prices.

Mortgage Loans Receivable: The fair value of performing mortgage loans is either estimated using discounted cash flows at current interest rates for loans with similar terms and maturities or based on the estimated value of the underlying collateral adjusted for the borrower's payment history and financial strength. The Company has no nonperforming loans for the periods presented.

Mortgage Notes Payable: The fair value of the Company's mortgage notes payable is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.

Notes Payable to Banks: The carrying amounts approximate fair value because of the variable rates of interest on the debt.

Interest Rate Swap: The fair value of the interest rate swap is the amount at which it could be settled, based on estimates obtained from the counterparty. The interest rate swap is shown under *Other Liabilities* on the balance sheet.

(12) SEGMENT REPORTING

The Company applies SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards for the reporting of information about operating segments in annual and interim financial statements. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance.

EastGroup has one reportable segment—industrial properties. These properties are concentrated in major Sunbelt regions of the United States, have similar economic characteristics and also meet the other criteria that permit the properties to be aggregated into one reportable segment. The Company's chief decision makers use two primary measures of operating results in making decisions, such as allocating resources: property net operating income (PNOI), defined as income from real estate operations (REO) less property operating expenses (before interest expense and depreciation and amortization), and funds from operations (FFO), defined as net income (loss) (computed in accordance with accounting principles generally accepted in the United States of America (GAAP)), excluding gains or losses from sales of depreciable real estate property, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

PNOI is a supplemental industry reporting measurement used to evaluate the performance of the Company's investments in real estate assets. The Company believes that the exclusion of depreciation and amortization in the industry's calculation of PNOI provides a supplemental indicator of the property's performance since real estate values have historically risen or fallen with market conditions. PNOI as calculated by the Company may not be comparable to similarly titled but differently calculated measures for other REITs.

The major factors that influence PNOI are occupancy levels, acquisitions and sales, development properties that achieve stabilized operations, rental rate increases or decreases, and the recoverability of operating expenses. The Company's success depends largely upon its ability to lease warehouse space and to recover from tenants the operating costs associated with those leases. REO income is comprised of rental income including straight-line rent adjustments, pass-through income and other REO income, which includes termination fees. Property operating expenses are comprised of insurance, property taxes, repair and maintenance expenses, management fees and other operating costs. Generally, the Company's most significant operating expenses are insurance and property taxes. Tenant leases may be net leases in which the total operating expenses are recoverable, modified gross leases in which some of the operating expenses are recoverable, or gross leases in which no expenses are recoverable (gross leases represent a small portion of the Company's total leases). Increases in property operating expenses are fully recoverable under net leases and recoverable to a high degree under modified gross leases. Modified gross leases often include base year amounts and expense increases over these amounts are recoverable. The Company's exposure to property operating expenses is primarily due to vacancies and leases for occupied space that limit the amount of expenses that can be recoverable.

The Company believes FFO is an appropriate measure of performance for equity real estate investment trusts. FFO is not considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to provide for the Company's cash needs, including its ability to make distributions. The following table presents on a comparative basis for the three fiscal years reported PNOI by operating segment, followed by reconciliations of PNOI to FFO and FFO to net income.

	2002	2001	2000
		(In thousands)	
PROPERTY REVENUES			
Industrial	**$ 101,472**	98,864	89,977
Other	**1,576**	1,513	3,730
	103,048	100,377	93,707
PROPERTY EXPENSES			
Industrial	**(29,424)**	(25,081)	(20,909)
Other	**(500)**	(454)	(1,304)
	(29,924)	(25,535)	(22,213)
PROPERTY NET OPERATING INCOME			
Industrial	**72,048**	73,783	69,068
Other	**1,076**	1,059	2,426
TOTAL PROPERTY NET OPERATING INCOME	**73,124**	74,842	71,494
Income from discontinued operations (before depreciation and amortization)	**23**	81	53
Gain on securities	**1,836**	2,967	2,154
Gain on sale of nondepreciable real estate investments	**–**	–	620
Other income	**926**	1,768	2,043
Interest expense	**(17,387)**	(17,823)	(18,570)
General and administrative expense	**(4,179)**	(4,573)	(5,607)
Minority interest in earnings	**(545)**	(511)	(535)
Dividends on Series A preferred shares	**(3,880)**	(3,880)	(3,880)
Limited partnership unit distributions	**–**	–	18
FUNDS FROM OPERATIONS	**49,918**	52,871	47,790
Depreciation and amortization from continuing operations	**(30,333)**	(26,977)	(23,384)
Depreciation and amortization from discontinued operations	**(36)**	(64)	(65)
Share of joint venture depreciation and amortization	**170**	161	158
Gain on sale of depreciable real estate investments	**27**	4,311	8,151
Limited partnership unit distributions	**–**	–	(18)
Dividends on Series B convertible preferred shares	**(6,128)**	(6,128)	(6,128)
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	**13,618**	24,174	26,504
Dividends on preferred shares	**10,008**	10,008	10,008
NET INCOME	**$ 23,626**	34,182	36,512
ASSETS			
Industrial	**$ 782,807**	727,264	668,053
Other	**7,489**	7,069	–
	790,296	734,333	668,053
Less accumulated depreciation	**(118,977)**	(92,060)	(66,492)
	671,319	642,273	601,561
Real estate held for sale	**1,375**	1,907	26,602
Less accumulated depreciation	**–**	(141)	(3,628)
	1,375	1,766	22,974
Mortgage loans	**13**	5,515	9,191
Investment in real estate investment trusts	**1,663**	6,452	8,068
Cash	**1,383**	1,767	2,861
Other assets	**26,588**	26,009	21,550
TOTAL ASSETS	**$ 702,341**	683,782	666,205
REAL ESTATE INVESTMENT CAPITAL EXPENDITURES			
Acquisitions	**$ 13,667**	13,804	13,628
Developments	**35,600**	30,735	40,661

(13) RELATED PARTY TRANSACTIONS

EastGroup and Parkway Properties, Inc. currently share the services and expenses of the Company's Chairman of the Board and his administrative assistant.

Certification of Chief Executive Officer of EastGroup Properties, Inc.

I, David H. Hoster II, certify that:

1. I have reviewed this annual report on Form 10-K of EastGroup Properties, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
 (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
 (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
 (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
 (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
 (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 20, 2003



DAVID H. HOSTER II
Chief Executive Officer

Certification of Chief Financial Officer of EastGroup Properties, Inc.

I, N. Keith McKey, certify that:

1. I have reviewed this annual report on Form 10-K of EastGroup Properties, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
 (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
 (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
 (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
 (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
 (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 20, 2003



N. KEITH MCKEY
Chief Financial Officer

GLOSSARY OF REIT TERMS

Listed below are definitions of commonly used real estate investment trust (REIT) industry terms. For additional information on REITs, please see the National Association of Real Estate Investment Trusts (NAREIT) web site at www.nareit.com.

Real Estate Investment Trust (REIT): A REIT is a company that owns and, in most cases, operates income-producing real estate such as apartments, shopping centers, offices, hotels and warehouses. Some REITs also engage in financing real estate. The shares of a REIT are freely traded, usually on a major stock exchange.

A company that qualifies as a REIT is permitted to deduct dividends paid to its shareholders from its corporate taxable income. As a result, most REITs remit at least 100 percent of their taxable income to their shareholders and therefore owe no corporate tax. Taxes are paid by shareholders on the dividends received and on any capital gains. Most states honor this federal treatment and also do not require REITs to pay state income tax. To qualify as a REIT, a company must distribute at least 90 percent of its taxable income to its shareholders annually. However, like other businesses but unlike partnerships, a REIT cannot pass any tax losses through to its investors.

Industrial Properties: Industrial buildings generally consist of four concrete walls tilted up on a slab of concrete with a roof that holds it all together. An internal office component is then added. Business uses include warehousing, distribution, light manufacturing and assembly, research and development, showroom, office, or a combination of some or all of the aforementioned.

Funds From Operations (FFO): FFO is the most commonly accepted reporting measure of a REIT's operating performance. It is equal to a REIT's net income, excluding gains or losses from sales of depreciable property, plus adding back real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

Total Return: A stock's dividend income plus capital appreciation over a specified period as a percentage of the stock price at the beginning of the period.

Straight-Lining: Straight-lining is the process of averaging the tenant's rent payments over the life of the lease. Generally accepted accounting principles require real estate companies to "straight-line" rents.

Debt-to-Total Market Capitalization Ratio: A ratio calculated by dividing a company's debt by the total amount of a company's equity (at market value) and debt.

Percentage Leased: The percentage of total leasable square footage for which there is a signed lease, including month-to-month leases, as of the close of the reporting period. Space is considered leased upon execution of the lease.

Percentage Occupied: The percentage of total leasable square footage for which the lease term has commenced as of the close of the reporting period.

Same Store Properties: Operating properties owned during the entire current period and prior year reporting period. Development properties are excluded until stabilized for both the current and prior year reporting period.

Business Distribution Facility: A warehouse building with a ceiling clear height of 18 to 24 feet, a depth of 200 feet or less, and an office build-out of approximately 15 percent.

shareholders information

CORPORATE HEADQUARTERS

300 One Jackson Place
188 East Capitol Street
Jackson, MS 39201
601-354-3555
601-352-1441 fax
www.eastgroup.net

REGIONAL OFFICES

7003 Presidents Drive
Suite 800
Orlando, FL 32809
407-251-7075
407-854-7167 fax

2200 East Camelback Road
Suite 210
Phoenix, AZ 85016
602-840-8600
602-840-8602 fax

REGISTRAR AND TRANSFER AGENT

Shareholders with questions concerning stock certificates, account information, dividend payments or stock transfers should contact EastGroup's transfer agent:

EquiServe Trust Company, N.A.
Post Office Box 43069
Providence, RI 02940-3069
800-446-2617 (U.S. and Canada)
781-575-2723 (Outside U.S. and Canada)
800-490-1493/781-575-2692 (Hearing Impaired/Outside U.S. and Canada)
www.equiserve.com

DIVIDEND REINVESTMENT PLAN

EastGroup Properties Dividend Reinvestment Plan is a simple and convenient way to buy shares of EastGroup Properties common stock by reinvesting dividends without a brokerage commission. If you hold common stock shares registered in your name, questions pertaining to the Plan should be directed to the Transfer Agent. If your common stock shares are not registered in your name but held in your brokerage account, contact your brokerage firm or other nominee for more information.

ANNUAL MEETING

The annual shareholders meeting of EastGroup Properties will be held at 9:00 a.m. (CDT) on Thursday, May 29, 2003, at the EastGroup offices in Jackson, Mississippi.

AUDITORS

KPMG LLP
1100 One Jackson Place
188 East Capitol Street
Jackson, MS 39201

www.eastgroup.net

LEGAL COUNSEL

Jaeckle Fleischmann & Mugel, LLP
Fleet Bank Building
Twelve Fountain Plaza
Buffalo, NY 14202

STOCK MARKET INFORMATION

EGP
LISTED
NYSE

New York Stock Exchange (NYSE)
Ticker Symbol: EGP

MEMBER


NAREIT
NAREIT

National Association of Real Estate Investment Trusts

A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge upon written request to the Company's Secretary, Post Office Box 22728, Jackson, MS 39225-2728.

officers



David H. Hoster II
President and Chief Executive Officer

N. Keith McKey, CPA
Executive Vice President, Chief Financial Officer, Secretary and Treasurer





John F. Coleman
Senior Vice President

William D. Petsas
Senior Vice President





Bruce Corkern, CPA
Senior Vice President and Controller

Jann W. Puckett
Vice President





Brent W. Wood
Vice President

Bill Gray, CPA
Vice President





Mary L. McNair, CPA
Vice President and Assistant Controller

Anthony A. Rufrano
Vice President





Chris Segrest
Vice President

directors

D. Pike Aloian, New York, NY; Director since 1999; Managing Director of Rothschild Realty, Inc. **Alexander G. Anagnos**, New York, NY; Director since 1994; Financial Advisor with W. R. Family Associates **H. C. Bailey, Jr.**, Jackson, MS; Director since 1980; President and Chairman, H. C. Bailey Company (Real Estate Development and Investment) **Hayden C. Eaves III**, Pasadena, CA; Director since 2002; Managing Director of Investment Development Services, Inc.; Private Real Estate Investor **Fredric H. Gould**, New York, NY; Director since 1998; General Partner, Gould Investors LP **David H. Hoster II**, Jackson, MS; President and Director since 1993; Chief Executive Officer since 1997 **David M. Osnos**, Washington, D. C.; Director since 1993; Of Counsel of the law firm of Arent, Fox, Kintner, Plotkin & Kahn **Leland R. Speed**, Jackson, MS; Director since 1978; Chief Executive Officer from 1983 to 1997, Chairman of the Board since 1983; Chairman of the Board, Parkway Properties, Inc.













EastGroup Properties, Post Office Box 22728, Jackson, MS 39225-2728, www.eastgroup.net